SCHEDULE OF INVESTMENTS

Old Mutual Analytic U.S. Long/Short Fund
June 30, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 111.0%		
Aerospace/Defense — 4.9%		
Boeing (A)	102,458	$ 9,852
Northrop Grumman	16,674	1,299
Raytheon	20,895	1,126
Total Aerospace/Defense		12,277
Agricultural Operations — 0.7%		
Archer-Daniels-Midland	56,609	1,873
Total Agricultural Operations		1,873
Airlines — 1.1%		
AMR*	107,796	2,840
Total Airlines		2,840
Apparel Manufacturers — 0.8%		
Hanesbrands*	71,182	1,924
Total Apparel Manufacturers		1,924
Appliances — 1.9%		
Whirlpool	43,611	4,850
Total Appliances		4,850
Auto-Cars/Light Trucks — 6.1%		
Ford Motor (A)	845,953	7,969
General Motors	193,376	7,309
Total Auto-Cars/Light Trucks		15,278
Auto/Truck Parts & Equipment - Original — 0.2%		
TRW Automotive Holdings*	11,216	413
Total Auto/Truck Parts & Equipment - Original		413
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	2,494	94
Total Broadcast Services/Programming		94
Cable TV — 4.5%		
Cablevision Systems, Cl A	152,086	5,504
Comcast, Cl A*	30,013	844
DIRECTV Group*	181,549	4,196
EchoStar Communications, Cl A*	18,571	805
Total Cable TV		11,349
Casino Hotels — 0.0%		
Harrah's Entertainment	502	43
Total Casino Hotels		43
Cellular Telecom — 1.5%		
Alltel	2,533	171
NII Holdings*	17,581	1,419
US Cellular*	22,556	2,044
Total Cellular Telecom		3,634
Chemicals-Diversified — 0.1%		
Lyondell Chemical	4,836	179
Total Chemicals-Diversified		179

Description	Shares	Value (000)
Computer Services — 2.5%		
Computer Sciences*	79,530	$ 4,704
Electronic Data Systems	50,658	1,405
Unisys*	10,758	98
Total Computer Services		6,207
Computers — 9.9%		
Hewlett-Packard (A)	272,459	12,157
International Business Machines (A)	120,131	12,644
Total Computers		24,801
Computers-Integrated Systems — 0.1%		
NCR*	5,513	290
Total Computers-Integrated Systems		290
Consumer Products-Miscellaneous — 0.5%		
Clorox	11,749	730
Kimberly-Clark	8,134	544
Total Consumer Products-Miscellaneous		1,274
Containers - Metal/Glass — 2.8%		
Crown Holdings*	138,013	3,446
Owens-Illinois*	104,643	3,663
Total Containers - Metal/Glass		7,109
Data Processing/Management — 0.1%		
First Data	5,895	193
Total Data Processing/Management		193
Distribution/Wholesale — 1.4%		
Ingram Micro, Cl A*	118,667	2,576
Tech Data*	15,969	614
WESCO International*	5,299	321
Total Distribution/Wholesale		3,511
Diversified Manufacturing Operations — 4.7%		
Tyco International* (A)	348,068	11,761
Total Diversified Manufacturing Operations		11,761
Electric - Generation — 0.7%		
AES*	77,037	1,686
Total Electric - Generation		1,686
Electric-Integrated — 0.9%		
Edison International	4,503	253
PG&E	19,011	861
Public Service Enterprise Group	9,058	795
TXU	4,461	300
Total Electric-Integrated		2,209
Electronic Components - Miscellaneous — 0.0%		
Sanmina-SCI*	28,326	89
Vishay Intertechnology*	94	1
Total Electronic Components - Miscellaneous		90

SCHEDULE OF INVESTMENTS

Old Mutual Analytic U.S. Long/Short Fund
June 30, 2007(Unaudited)

Description	Shares	Value (000)
Electronic Parts Distribution — 5.9%		
Arrow Electronics* (A)	206,190	$ 7,924
Avnet* (A)	172,321	6,831
Total Electronic Parts Distribution		14,755
Engines-Internal Combustion — 0.2%		
Cummins	5,661	573
Total Engines-Internal Combustion		573
Fiduciary Banks — 0.0%		
Mellon Financial	1,867	82
Total Fiduciary Banks		82
Finance-Consumer Loans — 0.1%		
SLM	3,073	177
Total Finance-Consumer Loans		177
Finance-Investment Banker/Broker — 10.6%		
Goldman Sachs Group	2,957	641
JPMorgan Chase (A)	265,871	12,881
Lehman Brothers Holdings (A)	109,991	8,197
Merrill Lynch	34,618	2,893
Morgan Stanley	22,473	1,885
Total Finance-Investment Banker/Broker		26,497
Finance-Mortgage Loan/Banker — 1.8%		
Fannie Mae	16,082	1,051
Freddie Mac	57,346	3,481
Total Finance-Mortgage Loan/Banker		4,532
Food - Meat Products — 3.4%		
Smithfield Foods*	13,546	417
Tyson Foods, Cl A (A)	352,155	8,114
Total Food - Meat Products		8,531
Health Care Cost Containment — 4.3%		
McKesson (A)	180,071	10,739
Total Health Care Cost Containment		10,739
Hotels & Motels — 0.1%		
Marriott International, Cl A	5,530	239
Total Hotels & Motels		239
Independent Power Producer — 0.6%		
NRG Energy*	31,398	1,305
Reliant Energy*	5,428	146
Total Independent Power Producer		1,451
Machinery-Construction & Mining — 0.0%		
Terex*	709	58
Total Machinery-Construction & Mining		58
Medical Products — 0.2%		
Johnson & Johnson	6,759	416
Total Medical Products		416

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 0.3%		
Genentech*	8,588	$ 650
Total Medical - Biomedical/Genetic		650
Medical-HMO — 1.3%		
Health Net*	32,433	1,712
Humana*	20,533	1,251
WellPoint*	3,730	298
Total Medical – HMO		3,261
Medical-Wholesale Drug Distributors — 4.1%		
AmerisourceBergen	23,729	1,174
Cardinal Health (A)	129,603	9,155
Total Medical-Wholesale Drug Distributors		10,329
Multi-Line Insurance — 5.5%		
ACE	31,664	1,979
Hartford Financial	140	14
Loews	92,367	4,709
Metlife (A)	108,697	7,009
Total Multi-Line Insurance		13,711
Multimedia — 0.2%		
Walt Disney	13,649	466
Total Multimedia		466
Oil Companies-Integrated — 11.1%		
Chevron	30,650	2,582
ConocoPhillips	4,609	362
Exxon Mobil (A)	210,472	17,654
Hess	16,456	970
Marathon Oil	101,134	6,064
Total Oil Companies-Integrated		27,632
Paper & Related Products — 0.4%		
Smurfit-Stone Container*	70,822	943
Total Paper & Related Products		943
Pharmacy Services — 2.3%		
Medco Health Solutions*	72,585	5,661
Total Pharmacy Services		5,661
Property/Casualty Insurance — 0.1%		
Alleghany*	88	36
First American	2,328	115
Total Property/Casualty Insurance		151
REITs - Hotels — 0.2%		
Host Hotels & Resorts	27,315	632
Total REITs – Hotels		632
Rental Auto/Equipment — 0.1%		
Hertz Global Holdings*	4,797	127
Total Rental Auto/Equipment		127
Retail - Automobile — 0.1%		
AutoNation*	4,491	101

SCHEDULE OF INVESTMENTS

Old Mutual Analytic U.S. Long/Short Fund
June 30, 2007(Unaudited)

Description	Shares	Value (000)
Retail - Automobile — continued		
Carmax*	660	$ 17
United Auto Group*	2,071	44
Total Retail – Automobile		162
Retail - Consumer Electronics — 0.0%		
Best Buy	1,670	78
Total Retail - Consumer Electronics		78
Retail - Drug Store — 0.1%		
CVS	3,819	139
Rite Aid*	17,882	114
Total Retail - Drug Store		253
Retail-Discount — 0.2%		
Wal - Mart Stores	8,210	395
Total Retail-Discount		395
Retail-Major Department Store — 1.1%		
JC Penney	5,235	379
Sears Holdings*	14,182	2,404
Total Retail-Major Department Store		2,783
Retail-Office Supplies — 0.1%		
Office Depot*	11,639	353
Total Retail-Office Supplies		353
Retail-Regional Department Store — 0.3%		
Dillard's, Cl A	21,201	762
Total Retail-Regional Department Store		762
Rubber - Tires — 1.5%		
Goodyear Tire & Rubber*	106,221	3,692
Total Rubber – Tires		3,692
Soap & Cleaning Preparation — 0.0%		
Church & Dwight	1,734	84
Total Soap & Cleaning Preparation		84
Super-Regional Banks-US — 2.5%		
Bank of America	127,725	6,244
Total Super-Regional Banks-US		6,244
Telephone-Integrated — 3.6%		
AT&T	48,548	2,015
Qwest Communications International*	642,871	6,236
Sprint Nextel	31,894	660
Verizon Communications	1,314	54
Total Telephone-Integrated		8,965
Tobacco — 2.6%		
Altria Group	73,316	5,142
Loews Corp - Carolina Group	16,342	1,263
Total Tobacco		6,405

Description	Shares/Face Amount(000)	Value (000)
Transport – Services — 0.2%		
FedEx	5,580	$ 619
Total Transport – Services		619
Transport – Truck — 0.4%		
Con-way	1,832	92
YRC Worldwide*	24,432	899
Total Transport – Truck		991
Web Portals/ISP — 0.1%		
Google, Cl A*	317	166
Total Web Portals/ISP		166
Total Common Stock		
(Cost $261,949)		277,450
TREASURY BILL — 0.5%		
U.S. Treasury Bill (B) (C)		
4.960%, 07/05/07	1,200	1,200
Total Treasury Bill		
(Cost $1,200)		1,200
RIGHTS — 0.0%		
Seagate Escrow Security*	6,002	-
Total Rights		
(Cost $ --)		-
WARRANTS — 0.0%		
Alcatel-Lucent*, Expires 12/10/07	8,891	2
Total Warrants		
(Cost $ --)		2
MONEY MARKET FUND — 4.0%		
Evergreen Select Money Market Fund, Institutional Class,5.21% (D)	10,090,384	10,090
Total Money Market Fund		
(Cost $10,090)		10,090
Total Investments — 115.5%		
(Cost $273,239)†		288,742
SECURITIES SOLD SHORT — (17.9)%		
Airlines — (1.3)%		
Southwest Airlines	(194,710)	(2,903)
Total Airlines		(2,903)
Applications Software — (0.1)%		
Salesforce.com*	(7,607)	(326)
Total Applications Software		(326)
Broadcast Services/Programming — (1.0)%		
Discovery Holding, Cl A*	(99,947)	(2,298)
Total Broadcast Services/Programming		(2,298)

SCHEDULE OF INVESTMENTS

Old Mutual Analytic U.S. Long/Short Fund

June 30, 2007(Unaudited)

Description	Shares	Value (000)
Building-Residential/Commercial — (0.2)%		
MDC Holdings	(9,641)	$ (466)
Total Building – Residential/Commercial		(466)
Commercial Banks – Eastern US — (0.0)%		
Valley National Bancorp	(4,267)	(96)
Total Commercial Banks – Eastern US		(96)
Consulting Services — (2.0)%		
Corporate Executive Board	(77,543)	(5,033)
Total Consulting Services		(5,033)
Data Processing/Management — (0.3)%		
Broadridge Financial Solutions	(6,433)	(123)
Fair Isaac	(5,365)	(215)
Global Payments	(2,932)	(116)
Paychex	(5,468)	(214)
Total Data Processing/Management		(668)
Electronic Components – Miscellaneous — (2.6)%		
Gentex	(334,562)	(6,589)
Total Electronic Components – Miscellaneous		(6,589)
Electronic Components-Semiconductors — (4.2)%		
PMC-Sierra*	(204,747)	(1,583)
Qlogic*	(97,149)	(1,618)
Rambus*	(144,050)	(2,590)
Silicon Laboratories*	(138,746)	(4,802)
Total Electronic Components-Semiconductors		(10,593)
Medical Products — (0.3)%		
The Cooper Cos	(13,487)	(719)
Total Medical Products		(719)
Medical-Biomedical/Genetic — (0.7)%		
Vertex Pharmaceuticals*	(58,151)	(1,661)
Total Medical – Biomedical/Genetic		(1,661)
Motion Pictures & Services — (0.0)%		
Dreamworks Animation SKG, Cl A*	(3,164)	(91)
Total Motion Pictures & Services		(91)
Networking Products — (2.3)%		
Juniper Networks*	(224,889)	(5,660)
Total Networking Products		(5,660)
Oil Companies – Exploration & Production — (0.3)%		
Quicksilver Resources*	(19,344)	(862)
Total Oil Companies – Exploration & Production		(862)
Pipelines — (0.2)%		
Spectra Energy	(23,511)	(610)
Total Pipelines		(610)
Retirement/Aged Care — (0.0)%		
Brookdale Senior Living	(68)	$ (3)
Total Retirement/Aged Care		(3)

Description	Shares	Value (000)
S&L/Thrifts - Eastern US — (1.7)%		
Hudson City Bancorp	(353,444)	(4,319)
Total S&L/Thrifts - Eastern US		(4,319)
Telephone-Integrated — (0.7)%		
Level 3 Communications*	(308,762)	(1,806)
Total Telephone-Integrated		(1,806)
Total Securities Sold Short (Proceeds $(44,039))		(44,703)
Other Assets and Liabilities, Net — 2.4%		5,924
Total Net Assets — 100.0%		$ 249,963

* Non-income producing security.

(A) — Security has been pledged as collateral for securities sold short.
(B) — All or a portion of this security has been pledged as collateral for open futures contracts.
(C) — The rate reported represents the security's effective yield at the time of purchase.
(D) — Rate reported is the 7-day effective yield as of June 30, 2007.

Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
REITs — Real Estate Investment Trusts
S&L — Savings and Loan

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments, excluding securities sold short and open futures contracts, was $273,239 (000), and the unrealized appreciation and depreciation were $19,960 (000) and $(4,457) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

The Fund had the following futures contracts open as of June 30, 2007:

Contract Description	Number of Contracts	Contract Value (000)	Expiration	Unrealized Appreciation (000)
S&P 500 Composite E-Mini Index — Long	5	379	September 2007	$ 3
S&P 500 Composite Index — Long	51	19,321	September 2007	113
Total				$ 116

Amounts designated as "–" are either $0 or have been rounded to $0.

SCHEDULE OF INVESTMENTS

Old Mutual Barrow Hanley Value Fund
June 30, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.7%		
Aerospace/Defense — 3.2%		
Northrop Grumman	52,800	$ 4,112
Total Aerospace/Defense		4,112
Beverages-Wine/Spirits — 3.2%		
Diageo ADR	49,900	4,157
Total Beverages-Wine/Spirits		4,157
Chemicals-Diversified — 2.3%		
Lyondell Chemical	80,600	2,992
Total Chemicals-Diversified		2,992
Computers — 3.1%		
Hewlett-Packard	91,600	4,087
Total Computers		4,087
Cruise Lines — 2.5%		
Carnival	66,200	3,229
Total Cruise Lines		3,229
Diversified Manufacturing Operations — 6.7%		
General Electric	23,400	895
Honeywell International	61,600	3,467
Illinois Tool Works	81,600	4,422
Total Diversified Manufacturing Operations		8,784
Electric-Integrated — 6.9%		
Dominion Resources	20,300	1,752
Duke Energy	159,600	2,921
Entergy	40,300	4,326
Total Electric-Integrated		8,999
Finance-Credit Card — 2.4%		
American Express	51,000	3,120
Total Finance-Credit Card		3,120
Finance-Investment Banker/Broker — 6.0%		
Citigroup	84,600	4,339
Merrill Lynch	42,200	3,527
Total Finance-Investment Banker/Broker		7,866
Finance-Mortgage Loan/Banker — 3.4%		
Freddie Mac	72,800	4,419
Total Finance-Mortgage Loan/Banker		4,419
Food-Miscellaneous/Diversified — 2.1%		
Kraft Foods, Cl A	79,105	2,788
Total Food-Miscellaneous/Diversified		2,788
Hotels & Motels — 1.0%		
Wyndham Worldwide*	35,000	1,269
Total Hotels & Motels		1,269
Medical Labs & Testing Services — 1.0%		
Quest Diagnostics	26,300	1,358
Total Medical Labs & Testing Services		1,358

Description	Shares	Value (000)
Medical-Drugs — 11.8%		
Bristol-Myers Squibb	197,400	$ 6,230
Pfizer	179,800	4,598
Wyeth	80,000	4,587
Total Medical-Drugs		15,415
Medical-HMO — 3.4%		
WellPoint*	56,200	4,486
Total Medical-HMO		4,486
Multi-Line Insurance — 6.2%		
Allstate	66,300	4,078
American International Group	58,300	4,083
Total Multi-Line Insurance		8,161
Oil Companies-Exploration & Production — 3.9%		
Occidental Petroleum	86,900	5,030
Total Oil Companies-Exploration & Production		5,030
Pipelines — 3.3%		
El Paso	117,200	2,020
Spectra Energy	86,800	2,253
Total Pipelines		4,273
Super-Regional Banks-US — 5.8%		
Bank of America	93,700	4,581
Capital One Financial	38,000	2,981
Total Super-Regional Banks-US		7,562
Telephone-Integrated — 7.0%		
AT&T	95,000	3,943
Verizon Communications	125,000	5,146
Total Telephone-Integrated		9,089
Tobacco — 11.3%		
Altria Group	114,400	8,024
Imperial Tobacco Group ADR	73,600	6,788
Total Tobacco		14,812
Tools-Hand Held — 2.7%		
Stanley Works	58,400	3,545
Total Tools-Hand Held		3,545
Wireless Equipment — 0.5%		
Nokia ADR	24,700	694
Total Wireless Equipment		694
Total Common Stock (Cost $97,114)		130,247
MONEY MARKET FUND — 0.3%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	452,767	453
Total Money Market Fund (Cost $453)		453

SCHEDULE OF INVESTMENTS

Old Mutual Barrow Hanley Value Fund
June 30, 2007(Unaudited)

Description	Value (000)
Total Investments — 100.0% (Cost $97,567)†	$ 130,700
Other Assets and Liabilities, Net — 0.0%	3
Net Assets — 100.0%	$ 130,703

* Non-income producing security.

(A) — The rate reported is the 7-day effective yield as of June 30, 2007.

ADR — American Depositary Receipt
CI — Class
HMO — Health Maintenance Organization
Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $97,567 (000), and the unrealized appreciation and depreciation were $33,514 (000) and $(381) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Columbus Circle Technology and Communications Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.8%		
Advertising Sales — 2.6%		
Focus Media Holding ADR*	42,400	$ 2,141
Lamar Advertising, Cl A	33,500	2,103
Total Advertising Sales		4,244
Aerospace/Defense — 2.0%		
Rockwell Collins	46,200	3,264
Total Aerospace/Defense		3,264
Applications Software — 3.4%		
Microsoft	189,300	5,579
Total Applications Software		5,579
Cable TV — 2.0%		
Rogers Communications, Cl B	76,800	3,263
Total Cable TV		3,263
Cellular Telecommunications — 1.7%		
NII Holdings*	34,900	2,818
Total Cellular Telecommunications		2,818
Commercial Services — 1.0%		
Arbitron	33,000	1,700
Total Commercial Services		1,700
Computer Services — 1.7%		
DST Systems*	34,900	2,764
Total Computer Services		2,764
Computer Software — 1.4%		
Omniture*	99,100	2,271
Total Computer Software		2,271
Computers — 10.9%		
Apple*	67,000	8,177
Dell*	116,800	3,335
Hewlett-Packard	108,100	4,823
Research In Motion*	8,300	1,660
Total Computers		17,995
Computers-Integrated Systems — 1.0%		
Stratasys*	34,500	1,621
Total Computers-Integrated Systems		1,621
Decision Support Software — 1.0%		
Interactive Intelligence*	82,200	1,693
Total Decision Support Software		1,693
E-Commerce/Products — 1.3%		
Amazon.com*	31,500	2,155
Total E-Commerce/Products		2,155
Electronic Components-Miscellaneous — 1.9%		
Gentex	156,907	3,090
Total Electronic Components-Miscellaneous		3,090

Description	Shares	Value (000)
Electronic Components-Semiconductors — 14.1%		
Intersil, Cl A	80,000	$ 2,517
MEMC Electronic Materials*	54,192	3,312
Microsemi*	123,100	2,948
NVIDIA*	84,500	3,491
ON Semiconductor*	246,500	2,642
Silicon Motion Technology ADR*	116,900	2,903
Texas Instruments	145,700	5,483
Total Electronic Components-Semiconductors		23,296
Electronic Forms — 3.1%		
Adobe Systems*	129,906	5,216
Total Electronic Forms		5,216
Electronic Measuring Instruments — 2.1%		
Trimble Navigation*	109,100	3,513
Total Electronic Measuring Instruments		3,513
Energy-Alternate Sources — 2.1%		
First Solar*	38,100	3,402
Total Energy-Alternate Sources		3,402
Enterprise Software/Services — 2.2%		
Oracle*	188,100	3,707
Total Enterprise Software/Services		3,707
Instruments-Scientific — 2.5%		
Thermo Fisher Scientific*	81,000	4,189
Total Instruments-Scientific		4,189
Internet Application Software — 0.5%		
DealerTrack Holdings*	22,300	822
Total Internet Application Software		822
Internet Security — 6.5%		
Blue Coat Systems*	69,400	3,437
Vasco Data Security International*	132,700	3,020
VeriSign*	136,400	4,328
Total Internet Security		10,785
Medical Instruments — 4.0%		
Intuitive Surgical*	21,200	2,942
St. Jude Medical*	89,600	3,717
Total Medical Instruments		6,659
Medical-Biomedical/Genetic — 0.9%		
Celgene*	27,307	1,566
Total Medical-Biomedical/Genetic		1,566
Medical-Drugs — 3.9%		
Abbott Laboratories	32,800	1,756
Shire ADR	63,600	4,715
Total Medical-Drugs		6,471
Networking Products — 4.8%		
Cisco Systems*	182,900	5,094

SCHEDULE OF INVESTMENTS

Old Mutual Columbus Circle Technology and Communications Fund

June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Networking Products — continued		
Juniper Networks*	79,400	$ 1,998
Starent Networks*	55,000	809
Total Networking Products		7,901
Semiconductor Equipment — 1.9%		
Applied Materials	160,000	3,179
Total Semiconductor Equipment		3,179
Telecommunications Equipment — 2.6%		
Arris Group*	127,500	2,243
Sonus Networks*	240,000	2,045
Total Telecommunications Equipment		4,288
Telecommunications Equipment-Fiber Optics — 1.9%		
Ciena*	86,200	3,114
Total Telecommunications Equipment-Fiber Optics		3,114
Web Hosting/Design — 1.2%		
Equinix*	22,300	2,040
Total Web Hosting/Design		2,040
Web Portals/ISP — 5.0%		
Google, Cl A*	15,700	8,217
Total Web Portals/ISP		8,217
Wire & Cable Products — 2.6%		
Belden	28,200	1,561
General Cable*	36,600	2,772
Total Wire & Cable Products		4,333
Wireless Equipment — 6.0%		
Nokia ADR	136,700	3,843
Qualcomm	138,800	6,022
Total Wireless Equipment		9,865
Total Common Stock (Cost $121,962)		165,020
MONEY MARKET FUND — 0.7%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	1,104,226	1,104
Total Money Market Fund (Cost $1,104)		1,104
WARRANTS — 0.0%		
Alcatel-Lucent, Expires 12/10/07	1,046	—
Total Warrants (Cost $—)		—

Description	Value (000)
Total Investments —100.5% (Cost $123,066)†	$ 166,124
Other Assets and Liabilities, Net — (0.5%)	(881)
Total Net Assets — 100.0%	$ 165,243

* Non-income producing security.

(A) The rate reported is the 7-day effective yield as of June 30, 2007.

ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
Cost figures are shown with "000's" omitted.

Amounts designated as "–" are either $0 or have been rounded to $0.

† At June 30, 2007, the tax basis cost of the Fund's investments was $123,285 (000), and the unrealized appreciation and depreciation were $43,320 (000) and $(481) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Emerging Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 93.8%		
Aerospace/Defense-Equipment — 3.1%		
B/E Aerospace*	128,809	$ 5,320
Total Aerospace/Defense-Equipment		5,320
Applications Software — 1.4%		
Nuance Communications*	78,570	1,315
Visual Sciences*	68,330	1,057
Total Applications Software		2,372
Audio/Video Products — 0.5%		
DTS*	39,020	849
Total Audio/Video Products		849
Auto/Truck Parts & Equipment-Original — 0.8%		
Amerigon*	77,766	1,399
Total Auto/Truck Parts & Equipment-Original		1,399
Batteries/Battery Systems — 1.1%		
Energy Conversion Devices*	63,740	1,964
Total Batteries/Battery Systems		1,964
Commercial Banks-Eastern US — 1.4%		
Signature Bank*	71,880	2,451
Total Commercial Banks-Eastern US		2,451
Commercial Banks-Western US — 0.5%		
Community Bancorp*	30,742	860
Total Commercial Banks-Western US		860
Commercial Services — 0.7%		
ExlService Holdings*	69,541	1,303
Total Commercial Services		1,303
Computer Services — 0.7%		
Syntel	37,881	1,151
Total Computer Services		1,151
Computer Software — 2.7%		
Double-Take Software*	125,827	2,065
Omniture*	111,390	2,553
Total Computer Software		4,618
Computers-Integrated Systems — 0.5%		
Riverbed Technology*	19,895	872
Total Computers-Integrated Systems		872
Consulting Services — 3.2%		
Advisory Board*	42,350	2,353
FTI Consulting*	40,341	1,534
Huron Consulting Group*	22,508	1,643
Total Consulting Services		5,530
Data Processing/Management — 1.1%		
Commvault Systems*	114,315	1,974
Total Data Processing/Management		1,974

Description	Shares	Value (000)
Diagnostic Kits — 0.8%		
Quidel*	75,291	$ 1,322
Total Diagnostic Kits		1,322
E-Commerce/Products — 0.7%		
Blue Nile*	21,140	1,277
Total E-Commerce/Products		1,277
E-Services/Consulting — 2.4%		
GSI Commerce*	42,680	969
Perficient*	158,161	3,274
Total E-Services/Consulting		4,243
Educational Software — 1.5%		
Blackboard*	60,915	2,566
Total Educational Software		2,566
Electronic Components-Semiconductors — 1.8%		
Netlogic Microsystems*	69,590	2,216
Volterra Semiconductor*	61,185	869
Total Electronic Components-Semiconductors		3,085
Electronic Design Automation — 2.2%		
Comtech Group*	145,710	2,406
Magma Design Automation*	96,150	1,350
Total Electronic Design Automation		3,756
Electronic Measuring Instruments — 1.7%		
Itron*	38,430	2,995
Total Electronic Measuring Instruments		2,995
Energy-Alternate Sources — 0.6%		
Evergreen Solar*	115,700	1,076
Total Energy-Alternate Sources		1,076
Enterprise Software/Services — 2.5%		
Concur Technologies*	64,764	1,480
Taleo, Cl A*	36,621	825
Ultimate Software Group*	70,445	2,038
Total Enterprise Software/Services		4,343
Entertainment Software — 1.3%		
THQ*	74,580	2,276
Total Entertainment Software		2,276
Finance-Other Services — 0.9%		
GFI Group*	22,320	1,618
Total Finance-Other Services		1,618
Food-Miscellaneous/Diversified — 0.7%		
SunOpta*	115,820	1,291
Total Food-Miscellaneous/Diversified		1,291
Gambling (Non-Hotel) — 2.8%		
Pinnacle Entertainment*	170,327	4,795
Total Gambling (Non-Hotel)		4,795

SCHEDULE OF INVESTMENTS

Old Mutual Emerging Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Human Resources — 0.8%		
Kenexa*	38,717	$ 1,460
Total Human Resources		1,460
Import/Export — 0.3%		
Castle Brands*	91,163	511
Total Import/Export		511
Industrial Audio & Video Products — 0.7%		
SRS Labs*	121,718	1,187
Total Industrial Audio & Video Products		1,187
Internet Application Software — 3.2%		
DealerTrack Holdings*	125,755	4,633
Vocus*	35,283	886
Total Internet Application Software		5,519
Internet Financial Services — 2.3%		
Authorize.Net Holdings*	117,225	2,097
Online Resources*	180,750	1,985
Total Internet Financial Services		4,082
Internet Infrastructure Software — 1.0%		
Opsware*	190,331	1,810
Total Internet Infrastructure Software		1,810
Investment Management/Advisory Services — 3.0%		
Affiliated Managers Group*	40,900	5,266
Total Investment Management/Advisory Services		5,266
Medical Imaging Systems — 1.0%		
IRIS International*	52,799	889
Vital Images*	30,855	838
Total Medical Imaging Systems		1,727
Medical Instruments — 3.7%		
Abaxis*	62,760	1,309
Conceptus*	186,990	3,622
Micrus Endovascular*	61,982	1,525
Total Medical Instruments		6,456
Medical-Biomedical/Genetic — 2.4%		
Keryx Biopharmaceuticals*	145,190	1,419
Lifecell*	88,880	2,714
Total Medical-Biomedical/Genetic		4,133
Medical-Drugs — 2.2%		
Indevus Pharmaceuticals*	185,740	1,250
Medicis Pharmaceutical, Cl A	37,060	1,132
Santarus*	279,898	1,447
Total Medical-Drugs		3,829
Medical-Nursing Homes — 0.7%		
Skilled Healthcare Group, Cl A*	80,740	1,252
Total Medical-Nursing Homes		1,252

Description	Shares	Value (000)
Medical-Outpatient/Home Medical — 1.4%		
Radiation Therapy Services*	89,640	$ 2,361
Total Medical-Outpatient/Home Medical		2,361
Metal Processors & Fabricators — 1.6%		
Ladish*	64,323	2,766
Total Metal Processors & Fabricators		2,766
Networking Products — 2.3%		
Atheros Communications*	46,330	1,429
Starent Networks*	15,744	231
Switch and Data Facilities*	119,031	2,284
Total Networking Products		3,944
Oil Companies-Exploration & Production — 3.3%		
Arena Resources*	31,330	1,821
ATP Oil & Gas*	46,620	2,268
Parallel Petroleum*	73,670	1,613
Total Oil Companies-Exploration & Production		5,702
Oil Field Machinery & Equipment — 3.1%		
Dresser-Rand Group*	104,410	4,124
T-3 Energy Services*	39,895	1,335
Total Oil Field Machinery & Equipment		5,459
Oil-Field Services — 1.0%		
W-H Energy Services*	29,050	1,799
Total Oil-Field Services		1,799
Physical Therapy/Rehabilitation Centers — 2.0%		
Psychiatric Solutions*	97,195	3,524
Total Physical Therapy/Rehabilitation Centers		3,524
Retail-Discount — 1.1%		
Citi Trends*	52,932	2,009
Total Retail-Discount		2,009
Retail-Restaurants — 0.5%		
BJ's Restaurants*	40,460	799
Total Retail-Restaurants		799
Retail-Sporting Goods — 1.4%		
Hibbet Sports*	42,539	1,165
Zumiez*	33,563	1,268
Total Retail-Sporting Goods		2,433
Schools — 3.1%		
Capella Education*	56,710	2,610
Strayer Education	21,660	2,853
Total Schools		5,463
Semiconductor Equipment — 1.6%		
Tessera Technologies*	67,410	2,734
Total Semiconductor Equipment		2,734
Telecommunications Equipment — 1.4%		
CommScope*	25,454	1,485

SCHEDULE OF INVESTMENTS

Old Mutual Emerging Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Telecommunications Equipment — continued		
OpNext*	78,356	$ 1,038
Total Telecommunications Equipment		2,523
Telecommunications Services — 4.2%		
Cbeyond*	39,365	1,516
Orbcomm*	166,171	2,727
Time Warner Telecom, Cl A*	152,470	3,064
Total Telecommunications Services		7,307
Therapeutics — 1.3%		
Theravance*	68,480	2,191
Total Therapeutics		2,191
Transactional Software — 2.7%		
Innerworkings*	170,393	2,730
VeriFone Holdings*	53,591	1,889
Total Transactional Software		4,619
Web Hosting/Design — 1.3%		
Equinix*	24,450	2,236
Total Web Hosting/Design		2,236
Wireless Equipment — 1.1%		
Novatel Wireless*	71,576	1,862
Total Wireless Equipment		1,862
Wound, Burn & Skin Care — 0.5%		
Obagi Medical Products*	45,298	803
Total Wound, Burn & Skin Care		803
Total Common Stock		
(Cost $137,620)		163,072
INVESTMENT COMPANY — 3.4%		
Growth-Small Cap — 3.4%		
iShares Russell 2000 Growth Index Fund	70,430	6,041
Total Investment Company		
(Cost $5,936)		6,041
MONEY MARKET FUND — 1.7%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	2,923,755	2,924
Total Money Market Fund		
(Cost $2,924)		2,924
Total Investments — 98.9%		
(Cost $146,480)†		172,037
Other Assets and Liabilities, Net — 1.1%		1,844
Total Net Assets — 100.0%		$ 173,881

* Non-income producing security.

(A) The rate reported is the 7-day effective yield as of June 30, 2007.

Cl — Class

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $146,892 (000), and the unrealized appreciation and depreciation were $28,968 (000) and $(3,823) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Focused Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 96.7%		
Applications Software — 8.3%		
Microsoft	76,310	$ 2,249
Total Applications Software		2,249
Beverages-Non-Alcoholic — 3.0%		
Coca-Cola	15,610	817
Total Beverages-Non-Alcoholic		817
Cable TV — 3.5%		
Comcast, Cl A*	34,275	958
Total Cable TV		958
Chemicals-Diversified — 1.8%		
E.I. du Pont de Nemours	9,760	496
Total Chemicals-Diversified		496
Computers — 1.5%		
Dell*	14,630	418
Total Computers		418
Computers-Memory Devices — 2.7%		
EMC*	40,930	741
Total Computers-Memory Devices		741
Data Processing/Management — 2.4%		
Automatic Data Processing	13,690	663
Total Data Processing/Management		663
Diversified Manufacturing Operations — 16.4%		
3M	12,130	1,053
Dover	18,560	949
General Electric	64,160	2,456
Total Diversified Manufacturing Operations		4,458
Finance-Investment Banker/Broker — 1.1%		
Morgan Stanley	3,720	312
Total Finance-Investment Banker/Broker		312
Insurance Brokers — 3.0%		
Marsh & McLennan	26,490	818
Total Insurance Brokers		818
Internet Security — 2.5%		
Symantec*	34,231	691
Total Internet Security		691
Medical Instruments — 2.9%		
Medtronic	15,150	786
Total Medical Instruments		786
Medical-Drugs — 7.0%		
Pfizer	44,040	1,126
Wyeth	13,790	791
Total Medical-Drugs		1,917

Description	Shares	Value (000)
Metal Processors & Fabricators — 3.3%		
Sterlite Industries India ADR*	60,690	$ 890
Total Metal Processors & Fabricators		890
Metal-Aluminum — 1.2%		
Alcoa	7,870	319
Total Metal-Aluminum		319
Multi-Line Insurance — 3.3%		
XL Capital, Cl A	10,670	899
Total Multi-Line Insurance		899
Networking Products — 4.2%		
Cisco Systems*	40,780	1,136
Total Networking Products		1,136
Non-Hazardous Waste Disposal — 1.5%		
Waste Management	10,650	416
Total Non-Hazardous Waste Disposal		416
Pipelines — 3.3%		
El Paso	51,300	884
Total Pipelines		884
Property/Casualty Insurance — 2.4%		
Travelers	12,190	652
Total Property/Casualty Insurance		652
Reinsurance — 3.6%		
Berkshire Hathaway, Cl A*	9	985
Total Reinsurance		985
Retail-Drug Store — 4.6%		
CVS	13,400	488
Walgreen	17,480	761
Total Retail-Drug Store		1,249
Semiconductor Components-Integrated Circuits — 8.9%		
Maxim Integrated Products	72,310	2,417
Total Semiconductor Components-Integrated Circuits		2,417
Super-Regional Banks-US — 4.3%		
Capital One Financial	14,760	1,158
Total Super-Regional Banks-US		1,158
Total Common Stock (Cost $22,321)		26,329
MONEY MARKET FUND — 3.2%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	862,015	862
Total Money Market Fund (Cost $862)		862

SCHEDULE OF INVESTMENTS

Old Mutual Focused Fund
June 30, 2007 (Unaudited)

Description		Value (000)
Total Investments — 99.9% (Cost $23,183)†	$	27,191
Other Assets and Liabilities, Net — 0.1%		26
Total Net Assets — 100.0%	$	27,217

* Non-income producing security.

(A) — The rate reported is the 7-day effective yield as of June 30, 2007.

ADR — American Depositary Receipt
Cl — Class

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $23,209 (000), and the unrealized appreciation and depreciation were $4,110 (000) and $(128) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 98.9%		
Advertising Sales — 1.0%		
Focus Media Holding ADR*	64,940	$ 3,279
Lamar Advertising, Cl A	39,450	2,476
Total Advertising Sales		5,755
Agricultural Chemicals — 0.6%		
Syngenta ADR	92,675	3,608
Total Agricultural Chemicals		3,608
Apparel Manufacturers — 2.6%		
Coach*	83,183	3,942
Guess ?	81,890	3,934
Polo Ralph Lauren	71,690	7,034
Total Apparel Manufacturers		14,910
Applications Software — 0.5%		
Salesforce.com*	68,130	2,920
Total Applications Software		2,920
Auction House/Art Dealer — 0.8%		
Ritchie Bros Auctioneers	22,550	1,412
Sotheby's	65,975	3,036
Total Auction House/Art Dealer		4,448
Auto-Medium & Heavy Duty Trucks — 1.3%		
Oshkosh Truck	117,275	7,379
Total Auto-Medium & Heavy Duty Trucks		7,379
Beverages-Non-Alcoholic — 0.4%		
Hansen Natural*	47,990	2,063
Total Beverages-Non-Alcoholic		2,063
Casino Hotels — 0.5%		
Wynn Resorts	32,970	2,957
Total Casino Hotels		2,957
Casino Services — 0.7%		
International Game Technology	96,520	3,832
Total Casino Services		3,832
Cellular Telecommunications — 2.6%		
Leap Wireless International*	41,457	3,503
MetroPCS Communications*	42,230	1,396
NII Holdings*	122,470	9,888
Total Cellular Telecommunications		14,787
Chemicals-Diversified — 1.1%		
Celanese, Ser A	57,520	2,230
FMC	43,625	3,900
Total Chemicals-Diversified		6,130
Coal — 0.3%		
Arch Coal	44,600	1,552
Total Coal		1,552

Description	Shares	Value (000)
Commercial Banks Non-US — 0.6%		
HDFC Bank ADR	43,550	$ 3,669
Total Commercial Banks Non-US		3,669
Commercial Banks-Southern US — 0.7%		
Compass Bancshares	53,600	3,697
Synovus Financial	11,900	366
Total Commercial Banks-Southern US		4,063
Commercial Banks-Western US — 0.4%		
Zions Bancorporation	29,925	2,301
Total Commercial Banks-Western US		2,301
Commercial Services — 0.2%		
Quanta Services*	36,930	1,133
Total Commercial Services		1,133
Commercial Services-Finance — 0.8%		
Wright Express*	125,350	4,296
Total Commercial Services-Finance		4,296
Computer Services — 0.7%		
Cognizant Technology Solutions, Cl A*	49,776	3,738
IHS, Cl A*	3,575	164
Total Computer Services		3,902
Computer Software — 0.6%		
Blackbaud	148,275	3,274
Total Computer Software		3,274
Computers-Integrated Systems — 0.3%		
Riverbed Technology*	34,020	1,491
Total Computers-Integrated Systems		1,491
Computers-Peripheral Equipment — 0.5%		
Logitech International*	113,125	2,985
Total Computers-Peripheral Equipment		2,985
Consumer Products-Miscellaneous — 0.9%		
Jarden*	119,725	5,149
Total Consumer Products-Miscellaneous		5,149
Containers-Metal/Glass — 0.8%		
Owens-Illinois	135,520	4,743
Total Containers-Metal/Glass		4,743
Cosmetics & Toiletries — 0.8%		
Avon Products	85,670	3,149
Bare Escentuals*	34,590	1,181
Total Cosmetics & Toiletries		4,330
Data Processing/Management — 1.5%		
Fidelity National Information Services	49,850	2,706
Fiserv*	72,020	4,091

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Data Processing/Management — continued		
NAVTEQ*	39,475	$ 1,671
Total Data Processing/Management		8,468
Dental Supplies & Equipment — 0.3%		
Dentsply International	38,600	1,477
Total Dental Supplies & Equipment		1,477
Diagnostic Equipment — 0.6%		
Cytyc*	81,100	3,496
Total Diagnostic Equipment		3,496
Dialysis Centers — 0.4%		
DaVita*	40,900	2,204
Total Dialysis Centers		2,204
Disposable Medical Products — 0.3%		
C.R. Bard	17,700	1,463
Total Disposable Medical Products		1,463
Diversified Manufacturing Operations — 1.2%		
Harsco	62,220	3,235
Roper Industries	64,320	3,673
Total Diversified Manufacturing Operations		6,908
E-Commerce/Services — 0.3%		
Expedia*	66,430	1,946
Total E-Commerce/Services		1,946
E-Marketing/Information — 0.3%		
aQuantive*	27,775	1,772
Total E-Marketing/Information		1,772
Electric Products-Miscellaneous — 0.5%		
Ametek	68,220	2,707
Total Electric Products-Miscellaneous		2,707
Electric-Integrated — 1.4%		
Entergy	24,500	2,630
Northeast Utilities	196,750	5,580
Total Electric-Integrated		8,210
Electric-Transmission — 0.6%		
ITC Holdings	88,075	3,578
Total Electric-Transmission		3,578
Electronic Components-Semiconductors — 2.7%		
Altera	153,350	3,394
Intersil, Cl A	111,050	3,494
Microchip Technology	70,500	2,611
NVIDIA*	95,810	3,958
ON Semiconductor*	167,750	1,798
Total Electronic Components-Semiconductors		15,255

Description	Shares	Value (000)
Electronic Measuring Instruments — 0.8%		
Itron*	62,425	$ 4,865
Total Electronic Measuring Instruments		4,865
Electronics-Military — 1.1%		
L-3 Communications Holdings	66,500	6,476
Total Electronics-Military		6,476
Energy-Alternate Sources — 0.5%		
First Solar*	30,640	2,736
Total Energy-Alternate Sources		2,736
Engineering/R&D Services — 2.4%		
EMCOR Group*	90,500	6,597
McDermott International*	79,462	6,605
Shaw Group*	13,970	647
Total Engineering/R&D Services		13,849
Fiduciary Banks — 0.6%		
Northern Trust	51,930	3,336
Total Fiduciary Banks		3,336
Finance-Investment Banker/Broker — 1.4%		
Greenhill	27,370	1,881
Lazard, Cl A	25,560	1,151
TD Ameritrade Holding*	258,675	5,173
Total Finance-Investment Banker/Broker		8,205
Finance-Other Services — 1.6%		
Chicago Mercantile Exchange Holdings, Cl A	7,200	3,847
IntercontinentalExchange*	28,920	4,276
Nymex Holdings	8,400	1,055
Total Finance-Other Services		9,178
Financial Guarantee Insurance — 0.6%		
PMI Group	81,600	3,645
Total Financial Guarantee Insurance		3,645
Food-Baking — 0.7%		
Flowers Foods	123,700	4,127
Total Food-Baking		4,127
Food-Confectionery — 0.5%		
WM Wrigley Jr.	52,280	2,892
Total Food-Confectionery		2,892
Food-Wholesale/Distribution — 0.4%		
United Natural Foods*	90,125	2,395
Total Food-Wholesale/Distribution		2,395
Funeral Services & Related Items — 0.6%		
Service Corp International	256,175	3,274
Total Funeral Services & Related Items		3,274

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Hazardous Waste Disposal — 1.1%		
Stericycle*	139,200	$ 6,189
Total Hazardous Waste Disposal		6,189
Hotels & Motels — 1.1%		
Hilton Hotels	113,240	3,790
Starwood Hotels & Resorts Worldwide*	33,720	2,262
Total Hotels & Motels		6,052
Human Resources — 0.3%		
Monster Worldwide*	45,180	1,857
Total Human Resources		1,857
Industrial Gases — 1.4%		
Airgas	97,325	4,662
Praxair	45,550	3,279
Total Industrial Gases		7,941
Instruments-Scientific — 0.5%		
Thermo Fisher Scientific*	51,520	2,665
Total Instruments-Scientific		2,665
Internet Connective Services — 0.3%		
Cogent Communications Group*	59,140	1,766
Total Internet Connective Services		1,766
Internet Infrastructure Software — 2.1%		
Akamai Technologies*	138,760	6,749
F5 Networks*	61,740	4,976
Total Internet Infrastructure Software		11,725
Internet Security — 0.9%		
VeriSign*	154,840	4,913
Total Internet Security		4,913
Internet Telephony — 0.9%		
j2 Global Communications*	143,100	4,994
Total Internet Telephony		4,994
Investment Management/Advisory Services — 3.4%		
Affiliated Managers Group*	74,100	9,541
Blackrock	22,225	3,480
Eaton Vance	46,775	2,066
T Rowe Price Group	79,660	4,134
Total Investment Management/Advisory Services		19,221
Leisure & Recreational Products — 0.6%		
WMS Industries*	113,490	3,275
Total Leisure & Recreational Products		3,275
Machinery-Electrical — 0.4%		
Baldor Electric	50,180	2,473
Total Machinery-Electrical		2,473
Medical Instruments — 1.4%		
Intuitive Surgical*	11,700	1,624

Description	Shares	Value (000)
Medical Instruments — continued		
Kyphon*	39,510	$ 1,902
St. Jude Medical*	90,650	3,761
Techne*	10,225	585
Total Medical Instruments		7,872
Medical Labs & Testing Services — 0.6%		
Laboratory Corp of America Holdings*	42,575	3,332
Total Medical Labs & Testing Services		3,332
Medical Products — 0.4%		
Henry Schein*	38,890	2,078
Total Medical Products		2,078
Medical-Biomedical/Genetic — 0.5%		
Alexion Pharmaceuticals*	42,780	1,928
Vertex Pharmaceuticals*	30,825	880
Total Medical-Biomedical/Genetic		2,808
Medical-Drugs — 1.0%		
Allergan	33,200	1,913
Shire ADR	50,030	3,709
Total Medical-Drugs		5,622
Medical-HMO — 0.2%		
Health Net*	23,960	1,265
Total Medical-HMO		1,265
Medical-Hospitals — 0.4%		
Universal Health Services, Cl B	33,830	2,081
Total Medical-Hospitals		2,081
Medical-Nursing Homes — 0.4%		
Manor Care	35,290	2,304
Total Medical-Nursing Homes		2,304
Metal Processors & Fabricators — 1.1%		
Precision Castparts	44,300	5,376
Sterlite Industries India ADR*	80,140	1,176
Total Metal Processors & Fabricators		6,552
Networking Products — 1.3%		
Atheros Communications*	81,670	2,519
BigBand Networks*	40,890	536
Juniper Networks*	92,050	2,317
Polycom*	56,000	1,881
Total Networking Products		7,253
Oil & Gas Drilling — 0.2%		
Diamond Offshore Drilling	13,250	1,346
Total Oil & Gas Drilling		1,346
Oil Companies-Exploration & Production — 3.0%		
Chesapeake Energy	97,150	3,361
Quicksilver Resources*	50,880	2,268
Range Resources	113,430	4,244

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Oil Companies-Exploration & Production — continued		
Southwestern Energy*	47,350	$ 2,107
XTO Energy	86,425	5,194
Total Oil Companies-Exploration & Production		17,174
Oil Field Machinery & Equipment — 2.5%		
Cameron International*	52,190	3,730
National Oilwell Varco*	103,470	10,786
Total Oil Field Machinery & Equipment		14,516
Oil Refining & Marketing — 0.3%		
Frontier Oil	40,390	1,768
Total Oil Refining & Marketing		1,768
Oil-Field Services — 2.0%		
Core Laboratories*	23,975	2,438
Oil States International*	50,200	2,075
Superior Energy Services*	86,125	3,438
Tetra Technologies*	68,050	1,919
Weatherford International*	28,475	1,573
Total Oil-Field Services		11,443
Pharmacy Services — 0.7%		
Express Scripts*	81,620	4,082
Total Pharmacy Services		4,082
Physical Therapy/Rehabilitation Centers — 0.7%		
Psychiatric Solutions*	111,985	4,061
Total Physical Therapy/Rehabilitation Centers		4,061
Pipelines — 1.7%		
Equitable Resources	116,950	5,796
Williams	125,350	3,964
Total Pipelines		9,760
Printing-Commercial — 0.4%		
VistaPrint*	63,510	2,429
Total Printing-Commercial		2,429
Private Corrections — 1.0%		
Corrections Corp of America*	94,175	5,943
Total Private Corrections		5,943
Property/Casualty Insurance — 0.6%		
ProAssurance*	63,275	3,522
Total Property/Casualty Insurance		3,522
Racetracks — 1.3%		
Penn National Gaming*	126,800	7,619
Total Racetracks		7,619
Real Estate Management/Services — 1.2%		
CB Richard Ellis Group, Cl A*	76,700	2,800
Jones Lang LaSalle	35,025	3,975
Total Real Estate Management/Services		6,775

Description	Shares	Value (000)
Reinsurance — 0.8%		
Axis Capital Holdings	114,625	$ 4,659
Total Reinsurance		4,659
REITs - Diversified — 0.6%		
Digital Realty Trust	38,800	1,462
iStar Financial	48,675	2,158
Total REITs - Diversified		3,620
REITs - Mortgage — 0.3%		
RAIT Financial Trust	74,075	1,927
Total REITs - Mortgage		1,927
Respiratory Products — 0.5%		
Resmed*	67,450	2,783
Total Respiratory Products		2,783
Retail-Apparel/Shoe — 1.4%		
JOS A Bank Clothiers*	83,250	3,452
Under Armour, Cl A*	58,720	2,681
Urban Outfitters*	68,740	1,652
Total Retail-Apparel/Shoe		7,785
Retail-Auto Parts — 0.4%		
O'Reilly Automotive*	56,000	2,047
Total Retail-Auto Parts		2,047
Retail-Automobile — 0.3%		
United Auto Group*	81,625	1,738
Total Retail-Automobile		1,738
Retail-Computer Equipment — 1.9%		
GameStop, Cl A*	273,330	10,687
Total Retail-Computer Equipment		10,687
Retail-Jewelry — 0.6%		
Tiffany	68,550	3,637
Total Retail-Jewelry		3,637
Retail-Sporting Goods — 0.8%		
Dick's Sporting Goods*	82,475	4,798
Total Retail-Sporting Goods		4,798
Rubber-Tires — 0.7%		
Goodyear Tire & Rubber*	111,740	3,884
Total Rubber-Tires		3,884
Semiconductor Components-Integrated Circuits — 0.7%		
Maxim Integrated Products	120,920	4,040
Total Semiconductor Components-Integrated Circuits		4,040
Semiconductor Equipment — 2.3%		
Formfactor*	58,475	2,240
Kla-Tencor	82,340	4,524
Varian Semiconductor Equipment Associates*	85,365	3,420

SCHEDULE OF INVESTMENTS

Old Mutual Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Semiconductor Equipment — continued		
Veeco Instruments*	137,450	$ 2,851
Total Semiconductor Equipment		13,035
Steel-Producers — 0.6%		
Carpenter Technology	27,525	3,587
Total Steel-Producers		3,587
Steel-Specialty — 0.4%		
Allegheny Technologies	21,020	2,205
Total Steel-Specialty		2,205
Storage/Warehousing — 0.6%		
Mobile Mini*	126,375	3,690
Total Storage/Warehousing		3,690
Telecommunications Equipment — 1.3%		
CommScope*	105,725	6,169
Sonus Networks*	181,350	1,545
Total Telecommunications Equipment		7,714
Telecommunications Services — 0.4%		
SAVVIS*	41,510	2,055
Total Telecommunications Services		2,055
Transactional Software — 0.5%		
VeriFone Holdings*	76,670	2,703
Total Transactional Software		2,703
Transport-Marine — 0.6%		
American Commercial Lines*	126,800	3,303
Total Transport-Marine		3,303
Transport-Services — 0.7%		
CH Robinson Worldwide	72,600	3,813
Total Transport-Services		3,813
Transport-Truck — 0.5%		
Old Dominion Freight Line*	95,800	2,888
Total Transport-Truck		2,888
Veterinary Diagnostics — 0.9%		
VCA Antech*	131,050	4,939
Total Veterinary Diagnostics		4,939
Web Portals/ISP — 0.3%		
Sina*	47,940	2,007
Total Web Portals/ISP		2,007
Wire & Cable Products — 1.5%		
General Cable*	110,570	8,376
Total Wire & Cable Products		8,376
Wireless Equipment — 1.7%		
American Tower, Cl A*	81,710	3,432
Crown Castle International*	166,178	6,027
Total Wireless Equipment		9,459

Description	Shares	Value (000)
X-Ray Equipment — 0.7%		
Hologic*	72,470	$ 4,009
Total X-Ray Equipment		4,009
Total Common Stock (Cost $430,055)		564,203
INVESTMENT COMPANY — 0.1%		
Index Fund-Midcap — 0.1%		
Midcap SPDR Trust Series 1	3,900	636
Total Investment Company (Cost $642)		636
MONEY MARKET FUND — 0.5%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	2,644,699	2,645
Total Money Market Fund (Cost $2,645)		2,645
Total Investments — 99.5% (Cost $433,342)†		567,484
Other Assets and Liabilities, Net — 0.5%		2,664
Total Net Assets — 100.0%		$ 570,148

* Non-income producing security.

(A) The rate reported is the 7-day effective yield as of June 30, 2007.

ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research & Development
REITs — Real Estate Investment Trust
Ser — Series
SPDR — Standard & Poor's Depository Receipt

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $433,342 (000) and the unrealized appreciation and depreciation were $138,876 (000) and $(4,734) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Heitman REIT Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 97.8%		
Hotels & Motels — 1.5%		
Starwood Hotels & Resorts Worldwide	29,000	$ 1,945
Total Hotels & Motels		1,945
Real Estate Operation/Development — 2.9%		
Brookfield Properties	147,100	3,576
Total Real Estate Operation/Development		3,576
REITs - Apartments — 19.9%		
Archstone-Smith Trust	93,300	5,515
AvalonBay Communities	54,500	6,479
BRE Properties	44,000	2,609
Camden Property Trust	51,500	3,449
Equity Residential	66,300	3,025
GMH Communities Trust	107,400	1,041
UDR	101,500	2,669
Total REITs - Apartments		24,787
REITs - Diversified — 10.1%		
Colonial Properties Trust	46,300	1,687
Digital Realty Trust	40,900	1,541
PS Business Parks	24,100	1,527
Vornado Realty Trust	71,000	7,799
Total REITs – Diversified		12,554
REITs - Hotels — 7.9%		
DiamondRock Hospitality	103,600	1,977
Host Hotels & Resorts	257,630	5,956
LaSalle Hotel Properties	44,400	1,928
Total REITs - Hotels		9,861
REITs - Manufactured Homes — 1.1%		
Equity Lifestyle Properties	26,300	1,373
Total REITs - Manufactured Homes		1,373
REITs - Office Property — 13.1%		
Alexandria Real Estate Equities	22,200	2,149
BioMed Realty Trust	26,600	668
Boston Properties	55,600	5,679
Corporate Office Properties Trust	76,300	3,129
Kilroy Realty	5,700	404
SL Green Realty	34,200	4,237
Total REITs - Office Property		16,266
REITs - Regional Malls — 16.4%		
General Growth Properties	105,300	5,576
Simon Property Group	127,400	11,853
Taubman Centers	59,700	2,962
Total REITs - Regional Malls		20,391
REITs - Shopping Centers — 12.7%		
Acadia Realty Trust	15,900	413
Developers Diversified Realty	38,100	2,008
Federal Realty Investment Trust	37,900	2,928
Kimco Realty	101,900	3,879
Kite Realty Group Trust	65,800	1,252
Regency Centers	57,900	4,082
Tanger Factory Outlet Centers	32,100	1,202

Description	Shares	Value (000)
REITs – Shopping Centers — continued		
Total REITs - Shopping Centers		$ 15,764
REITs - Storage — 4.6%		
Public Storage	74,400	5,715
Total REITs – Storage		5,715
REITs - Warehouse/Industrial — 7.6%		
AMB Property	66,100	3,518
Prologis	103,880	5,911
Total REITs - Warehouse/Industrial		9,429
Total Common Stock		
(Cost $90,846)		121,661
Total Investments — 97.8%		
(Cost $90,846)†		121,661
Other Assets and Liabilities, Net — 2.2%		2,707
Total Net Assets — 100.0%		$ 124,368

REITs — Real Estate Investment Trusts

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $90,983 (000), and the unrealized appreciation and depreciation were $34,211 (000) and $(3,533) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Fund
June 30, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 98.8%		
Applications Software — 4.5%		
Microsoft	134,310	$ 3,958
Total Applications Software		3,958
Beverages-Non-Alcoholic — 1.7%		
Coca-Cola	28,680	1,500
Total Beverages-Non-Alcoholic		1,500
Cable TV — 5.5%		
Comcast, Cl A*	110,720	3,096
Time Warner Cable, Cl A*	44,300	1,735
Total Cable TV		4,831
Chemicals-Diversified — 1.8%		
E.I. du Pont de Nemours	31,740	1,614
Total Chemicals-Diversified		1,614
Computers — 1.3%		
Dell*	40,170	1,147
Total Computers		1,147
Computers-Memory Devices — 1.8%		
EMC*	84,520	1,530
Total Computers-Memory Devices		1,530
Data Processing/Management — 2.3%		
Automatic Data Processing	40,990	1,987
Total Data Processing/Management		1,987
Diversified Manufacturing Operations — 10.7%		
3M	37,100	3,220
General Electric	108,600	4,157
Tyco International	59,900	2,024
Total Diversified Manufacturing Operations		9,401
Finance-Investment Banker/Broker — 1.2%		
Morgan Stanley	12,670	1,063
Total Finance-Investment Banker/Broker		1,063
Insurance Brokers — 3.1%		
Marsh & McLennan	86,850	2,682
Total Insurance Brokers		2,682
Internet Security — 2.0%		
Symantec*	86,677	1,751
Total Internet Security		1,751
Life/Health Insurance — 1.7%		
Aflac	29,400	1,511
Total Life/Health Insurance		1,511
Medical Instruments — 2.9%		
Medtronic	49,160	2,550
Total Medical Instruments		2,550

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 2.4%		
Amgen*	37,500	$ 2,073
Total Medical-Biomedical/Genetic		2,073
Medical-Drugs — 6.7%		
Pfizer	138,030	3,530
Wyeth	41,320	2,369
Total Medical-Drugs		5,899
Medical-Generic Drugs — 1.5%		
Teva Pharmaceutical Industries ADR	30,800	1,271
Total Medical-Generic Drugs		1,271
Metal Processors & Fabricators — 2.3%		
Sterlite Industries India ADR*	136,270	1,999
Total Metal Processors & Fabricators		1,999
Metal-Aluminum — 1.2%		
Alcoa	25,470	1,032
Total Metal-Aluminum		1,032
Multi-Line Insurance — 5.2%		
American International Group	39,300	2,752
XL Capital, Cl A	21,250	1,791
Total Multi-Line Insurance		4,543
Networking Products — 3.1%		
Cisco Systems*	98,170	2,734
Total Networking Products		2,734
Non-Hazardous Waste Disposal — 2.5%		
Waste Management	55,400	2,163
Total Non-Hazardous Waste Disposal		2,163
Oil Companies-Integrated — 2.4%		
ConocoPhillips	26,600	2,088
Total Oil Companies-Integrated		2,088
Pipelines — 3.3%		
El Paso	166,410	2,867
Total Pipelines		2,867
Property/Casualty Insurance — 3.1%		
Progressive	49,000	1,172
Travelers	28,350	1,517
Total Property/Casualty Insurance		2,689
Reinsurance — 3.4%		
Berkshire Hathaway, Cl A*	27	2,956
Total Reinsurance		2,956
Retail-Building Products — 1.9%		
Lowe's	55,450	1,702
Total Retail-Building Products		1,702

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Fund
June 30, 2007(Unaudited)

Description	Shares	Value (000)
Retail-Discount — 2.4%		
Wal-Mart Stores	43,550	$ 2,095
Total Retail-Discount		2,095
Retail-Drug Store — 4.1%		
CVS	43,620	1,590
Walgreen	45,760	1,992
Total Retail-Drug Store		3,582
Retail-Major Department Store — 1.2%		
JC Penney	15,000	1,086
Total Retail-Major Department Store		1,086
Retail-Restaurants — 0.5%		
Starbucks*	17,300	454
Total Retail-Restaurants		454
Semiconductor Components-Integrated Circuits — 5.7%		
Maxim Integrated Products	148,230	4,952
Total Semiconductor Components-Integrated Circuits		4,952
Super-Regional Banks-US — 2.4%		
Capital One Financial	26,340	2,066
Total Super-Regional Banks-US		2,066
Telecommunications Equipment — 0.8%		
Alcatel-Lucent ADR	52,900	741
Total Telecommunications Equipment		741
Wireless Equipment — 2.2%		
Qualcomm	44,750	1,941
Total Wireless Equipment		1,941
Total Common Stock		
(Cost $75,009)		86,458
MONEY MARKET FUND — 1.7%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	1,535,803	1,536
Total Money Market Fund		
(Cost $1,536)		1,536
Total Investments — 100.5%		
(Cost $76,545)†		87,994
Other Assets and Liabilities, Net — (0.5%)		(450)
Total Net Assets — 100.0%		$ 87,544

* Non-income producing security.

(A) The rate reported is the 7-day effective yield as of June 30, 2007.

ADR — American Depositary Receipt
CI — Class
 Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $76,642 (000) and the unrealized appreciation and depreciation were $12,371 (000) and $(1,019) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Fund
June 30, 2007(Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.3%		
Aerospace/Defense — 0.7%		
Boeing	6,500	$ 625
Total Aerospace/Defense		625
Agricultural Chemicals — 1.5%		
Monsanto	18,730	1,265
Total Agricultural Chemicals		1,265
Apparel Manufacturers — 1.4%		
Coach*	10,000	474
Guess ?	7,460	358
Polo Ralph Lauren	4,010	394
Total Apparel Manufacturers		1,226
Applications Software — 1.9%		
Microsoft	43,700	1,288
Salesforce.com*	8,910	382
Total Applications Software		1,670
Athletic Footwear — 0.6%		
Nike, Cl B	8,360	487
Total Athletic Footwear		487
Beverages-Non-Alcoholic — 3.3%		
Coca-Cola	18,810	984
Hansen Natural*	6,750	290
PepsiCo	23,890	1,549
Total Beverages-Non-Alcoholic		2,823
Cable TV — 1.2%		
Comcast, Cl A*	16,970	477
Rodgers Communications, Cl B	12,360	525
Total Cable TV		1,002
Casino Hotels — 0.6%		
Las Vegas Sands*	6,440	492
Total Casino Hotels		492
Casino Services — 1.3%		
International Game Technology	28,580	1,135
Total Casino Services		1,135
Cellular Telecommunications — 3.3%		
America Movil, Ser L ADR*	12,810	793
Leap Wireless International*	7,670	648
Millicom International Cellular*	4,730	433
NII Holdings*	12,120	979
Total Cellular Telecommunications		2,853
Coal — 0.9%		
Consol Energy	16,310	752
Total Coal		752

Description	Shares	Value (000)
Computer Services — 0.5%		
Cognizant Technology Solutions, Cl A*	5,460	$ 410
Total Computer Services		410
Computers — 4.3%		
Apple*	12,640	1,543
Dell*	17,530	501
Hewlett-Packard	13,500	602
International Business Machines	9,720	1,023
Total Computers		3,669
Consulting Services — 1.1%		
Accenture, Cl A	21,200	909
Total Consulting Services		909
Cosmetics & Toiletries — 2.0%		
Avon Products	22,480	826
Procter & Gamble	13,900	851
Total Cosmetics & Toiletries		1,677
Data Processing/Management — 2.8%		
Fiserv*	29,260	1,662
MasterCard, Cl A	4,500	746
Total Data Processing/Management		2,408
Disposable Medical Products — 0.8%		
C.R. Bard	8,300	686
Total Disposable Medical Products		686
Diversified Manufacturing Operations — 5.5%		
Danaher	6,300	475
General Electric	75,855	2,904
Illinois Tool Works	17,400	943
Roper Industries	6,460	369
Total Diversified Manufacturing Operations		4,691
E-Commerce/Products — 0.3%		
Amazon.com*	4,370	299
Total E-Commerce/Products		299
E-Commerce/Services — 1.2%		
eBay*	22,600	727
Expedia*	9,420	276
Total E-Commerce/Services		1,003
Electric Products-Miscellaneous — 0.5%		
Emerson Electric	8,600	403
Total Electric Products-Miscellaneous		403
Electronic Components-Semiconductors — 5.3%		
Altera	26,200	580
Broadcom, Cl A*	13,980	409
Intel	81,510	1,936
Texas Instruments	43,020	1,619
Total Electronic Components-Semiconductors		4,544

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Fund
June 30, 2007(Unaudited)

Description	Shares	Value (000)
Energy-Alternate Sources — 0.5%		
Sunpower, Cl A*	6,550	$ 413
Total Energy-Alternate Sources		413
Engineering/R&D Services — 1.6%		
ABB ADR	19,100	432
Jacobs Engineering Group*	16,800	966
Total Engineering/R&D Services		1,398
Entertainment Software — 1.0%		
Electronic Arts*	18,850	892
Total Entertainment Software		892
Fiduciary Banks — 2.1%		
State Street	26,170	1,790
Total Fiduciary Banks		1,790
Finance-Credit Card — 1.1%		
American Express	14,860	909
Total Finance-Credit Card		909
Finance-Investment Banker/Broker — 5.0%		
Charles Schwab	43,840	900
Credit Suisse Group ADR	7,770	551
Goldman Sachs Group	6,250	1,355
Merrill Lynch	7,910	661
Morgan Stanley	9,190	771
Total Finance-Investment Banker/Broker		4,238
Finance-Other Services — 2.6%		
Chicago Mercantile Exchange Holdings, Cl A	1,895	1,013
IntercontinentalExchange*	4,360	645
Nymex Holdings	4,310	541
Total Finance-Other Services		2,199
Hotels & Motels — 0.7%		
Marriott International, Cl A	13,800	597
Total Hotels & Motels		597
Industrial Automation/Robot — 1.1%		
Rockwell Automation	14,200	986
Total Industrial Automation/Robot		986
Industrial Gases — 0.9%		
Praxair	10,670	768
Total Industrial Gases		768
Instruments-Scientific — 0.5%		
Thermo Fisher Scientific*	9,170	474
Total Instruments-Scientific		474
Internet Infrastructure Software — 0.3%		
Akamai Technologies*	5,860	285
Total Internet Infrastructure Software		285

Description	Shares	Value (000)
Internet Security — 0.4%		
VeriSign*	10,980	$ 348
Total Internet Security		348
Investment Management/Advisory Services — 2.6%		
Franklin Resources	6,580	872
T Rowe Price Group	26,160	1,357
Total Investment Management/Advisory Services		2,229
Machinery-Farm — 0.6%		
Deere	4,060	490
Total Machinery-Farm		490
Medical Instruments — 0.5%		
St. Jude Medical*	9,450	392
Total Medical Instruments		392
Medical Products — 3.3%		
Baxter International	11,880	669
Becton Dickinson	11,300	842
Johnson & Johnson	13,940	859
Stryker	7,400	467
Total Medical Products		2,837
Medical-Biomedical/Genetic — 2.0%		
Amgen*	14,200	785
Celgene*	8,440	484
Genentech*	5,460	413
Total Medical-Biomedical/Genetic		1,682
Medical-Drugs — 3.5%		
Abbott Laboratories	27,510	1,473
Allergan	8,820	508
Schering-Plough	16,990	517
Shire ADR	6,280	466
Total Medical-Drugs		2,964
Medical-HMO — 1.0%		
Aetna	18,100	894
Total Medical-HMO		894
Metal Processors & Fabricators — 0.6%		
Precision Castparts	4,310	523
Total Metal Processors & Fabricators		523
Multi-Line Insurance — 0.5%		
American International Group	5,900	413
Total Multi-Line Insurance		413
Multimedia — 0.2%		
News, Cl A	9,290	197
Total Multimedia		197
Networking Products — 2.8%		
Cisco Systems*	85,050	2,369
Total Networking Products		2,369

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Fund

June 30, 2007(Unaudited)

Description	Shares	Value (000)
Non-Ferrous Metals — 0.8%		
Cameco	12,960	$ 658
Total Non-Ferrous Metals		658
Oil Companies-Exploration & Production — 1.2%		
Southwestern Energy*	4,860	216
XTO Energy	13,510	812
Total Oil Companies-Exploration & Production		1,028
Oil Companies-Integrated — 0.7%		
Marathon Oil	10,060	603
Total Oil Companies-Integrated		603
Oil Field Machinery & Equipment — 1.8%		
Cameron International*	15,970	1,141
National Oilwell Varco*	4,000	417
Total Oil Field Machinery & Equipment		1,558
Oil-Field Services — 2.8%		
Halliburton	20,600	711
Schlumberger	12,500	1,062
Smith International	10,900	639
Total Oil-Field Services		2,412
Pharmacy Services — 0.4%		
Medco Health Solutions*	4,290	335
Total Pharmacy Services		335
Pipelines — 0.9%		
Williams	23,920	756
Total Pipelines		756
Real Estate Management/Services — 0.8%		
CB Richard Ellis Group, Cl A*	18,450	673
Total Real Estate Management/Services		673
Retail-Computer Equipment — 0.4%		
GameStop, Cl A*	8,070	316
Total Retail-Computer Equipment		316
Retail-Discount — 1.0%		
Wal-Mart Stores	18,600	895
Total Retail-Discount		895
Retail-Drug Store — 2.0%		
CVS	28,060	1,023
Walgreen	14,900	649
Total Retail-Drug Store		1,672
Retail-Jewelry — 0.8%		
Tiffany	12,800	679
Total Retail-Jewelry		679
Retail-Office Supplies — 0.7%		
Office Depot*	18,760	568
Total Retail-Office Supplies		568
Retail-Restaurants — 0.9%		
McDonald's	15,200	$ 772
Total Retail-Restaurants		772
Rubber-Tires — 0.5%		
Goodyear Tire & Rubber*	13,090	455
Total Rubber-Tires		455
Semiconductor Equipment — 0.7%		
Kla-Tencor	11,410	627
Total Semiconductor Equipment		627
Telecommunications Equipment — 0.4%		
Nortel Networks*	12,920	311
Total Telecommunications Equipment		311
Telecommunications Services — 0.6%		
Time Warner Telecom, Cl A*	25,490	512
Total Telecommunications Services		512
Therapeutics — 0.8%		
Gilead Sciences*	17,760	689
Total Therapeutics		689
Transport-Services — 0.6%		
CH Robinson Worldwide	10,080	529
Total Transport-Services		529
Web Portals/ISP — 2.5%		
Google, Cl A*	4,155	2,174
Total Web Portals/ISP		2,174
Wireless Equipment — 1.6%		
Crown Castle International*	13,500	490
Qualcomm	21,000	911
Total Wireless Equipment		1,401
Total Common Stock (Cost $71,999)		84,939
MONEY MARKET FUND — 0.4%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	343,569	344
Total Money Market Fund (Cost $344)		344
Total Investments — 99.7% (Cost $72,343)†		85,283
Other Assets and Liabilities, Net — 0.3%		228
Total Net Assets — 100.0%		$ 85,511

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Fund
June 30, 2007(Unaudited)

* Non-income producing security.

(A) The rate reported is the 7-day effective yield as of
     June 30, 2007.

ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
Ser — Series

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's
     investments was $72,343 (000), and the unrealized
     appreciation and depreciation were $14,045 (000) and
     $(1,105) (000), respectively.

For information regarding the Fund's policy regarding
     valuation of investments and other significant
     accounting policies, please refer to the Fund's most
     recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 98.8%		
Agricultural Chemicals — 3.1%		
Monsanto	50,950	$ 3,441
Total Agricultural Chemicals		3,441
Apparel Manufacturers — 2.4%		
Coach*	29,140	1,381
Guess ?	25,310	1,216
Total Apparel Manufacturers		2,597
Applications Software — 1.4%		
Microsoft	53,700	1,583
Total Applications Software		1,583
Beverages-Non-Alcoholic — 2.6%		
PepsiCo	44,240	2,869
Total Beverages-Non-Alcoholic		2,869
Cable TV — 1.0%		
Comcast, Cl A*	39,500	1,111
Total Cable TV		1,111
Casino Services — 2.3%		
International Game Technology	62,890	2,497
Total Casino Services		2,497
Cellular Telecommunications — 4.4%		
Millicom International Cellular*	22,250	2,039
NII Holdings*	34,020	2,747
Total Cellular Telecommunications		4,786
Coal — 1.8%		
Consol Energy	43,330	1,998
Total Coal		1,998
Computer Services — 1.1%		
Cognizant Technology Solutions, Cl A*	15,500	1,164
Total Computer Services		1,164
Computers — 4.4%		
Apple*	22,620	2,761
Hewlett-Packard	17,400	776
International Business Machines	12,800	1,347
Total Computers		4,884
Consulting Services — 1.1%		
Accenture, Cl A	29,400	1,261
Total Consulting Services		1,261
Cosmetics & Toiletries — 1.0%		
Procter & Gamble	17,700	1,083
Total Cosmetics & Toiletries		1,083

Description	Shares	Value (000)
Data Processing/Management — 2.7%		
Fiserv*	51,590	$ 2,930
Total Data Processing/Management		2,930
Diversified Manufacturing Operations — 6.9%		
Danaher	19,600	1,480
General Electric	112,110	4,291
Illinois Tool Works	33,400	1,810
Total Diversified Manufacturing Operations		7,581
E-Commerce/Services — 1.3%		
eBay*	42,600	1,371
Total E-Commerce/Services		1,371
Electronic Components-Semiconductors — 6.1%		
Broadcom, Cl A*	36,450	1,066
Intel	118,270	2,810
Texas Instruments	74,610	2,808
Total Electronic Components-Semiconductors		6,684
Energy-Alternate Sources — 1.6%		
Sunpower, Cl A*	28,270	1,782
Total Energy-Alternate Sources		1,782
Engineering/R&D Services — 1.9%		
Jacobs Engineering Group*	37,200	2,139
Total Engineering/R&D Services		2,139
Entertainment Software — 1.2%		
Electronic Arts*	28,900	1,368
Total Entertainment Software		1,368
Fiduciary Banks — 1.6%		
State Street	25,070	1,715
Total Fiduciary Banks		1,715
Finance-Investment Banker/Broker — 4.7%		
Credit Suisse Group ADR	18,800	1,334
Goldman Sachs Group	10,190	2,209
Morgan Stanley	19,400	1,627
Total Finance-Investment Banker/Broker		5,170
Finance-Other Services — 4.6%		
Chicago Mercantile Exchange Holdings, Cl A	4,140	2,213
IntercontinentalExchange*	9,490	1,403
Nymex Holdings	11,480	1,442
Total Finance-Other Services		5,058
Hotels & Motels — 1.6%		
Marriott International, Cl A	40,700	1,760
Total Hotels & Motels		1,760

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Industrial Gases — 0.9%		
Praxair	13,500	$ 972
Total Industrial Gases		972
Investment Management/Advisory Services — 2.4%		
Franklin Resources	15,300	2,027
T Rowe Price Group	12,600	654
Total Investment Management/Advisory Services		2,681
Medical Products — 4.3%		
Baxter International	40,160	2,263
Becton Dickinson	18,500	1,378
Johnson & Johnson	17,400	1,072
Total Medical Products		4,713
Medical-Biomedical/Genetic — 0.8%		
Amgen*	16,500	912
Total Medical-Biomedical/Genetic		912
Medical-Drugs — 3.2%		
Abbott Laboratories	28,800	1,542
Allergan	34,040	1,962
Total Medical-Drugs		3,504
Medical-HMO — 1.0%		
Aetna	22,000	1,087
Total Medical-HMO		1,087
Multi-Line Insurance — 1.0%		
American International Group	15,100	1,057
Total Multi-Line Insurance		1,057
Networking Products — 3.6%		
Cisco Systems*	140,960	3,926
Total Networking Products		3,926
Oil Companies-Exploration & Production — 1.8%		
XTO Energy	33,340	2,004
Total Oil Companies-Exploration & Production		2,004
Oil-Field Services — 3.3%		
Halliburton	46,400	1,601
Schlumberger	14,480	1,230
Smith International	14,000	821
Total Oil-Field Services		3,652
Retail-Discount — 0.8%		
Wal-Mart Stores	17,900	861
Total Retail-Discount		861

Description	Shares	Value (000)
Retail-Drug Store — 3.2%		
CVS	57,960	$ 2,113
Walgreen	31,400	1,367
Total Retail-Drug Store		3,480
Retail-Jewelry — 1.1%		
Tiffany	21,700	1,151
Total Retail-Jewelry		1,151
Semiconductor Equipment — 1.3%		
Kla-Tencor	25,796	1,417
Total Semiconductor Equipment		1,417
Telecommunications Equipment-Fiber Optics — 1.0%		
Corning*	44,300	1,132
Total Telecommunications Equipment-Fiber Optics		1,132
Therapeutics — 2.2%		
Gilead Sciences*	61,580	2,387
Total Therapeutics		2,387
Transport-Services — 1.2%		
CH Robinson Worldwide	24,950	1,310
Total Transport-Services		1,310
Web Portals/ISP — 3.8%		
Google, Cl A*	7,960	4,166
Total Web Portals/ISP		4,166
Wireless Equipment — 1.1%		
Crown Castle International*	33,550	1,217
Total Wireless Equipment		1,217
Total Common Stock (Cost $93,569)		108,461
MONEY MARKET FUND — 1.4%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	1,533,399	1,533
Total Money Market Fund (Cost $1,533)		1,533
Total Investments — 100.2% (Cost $95,102) †		109,994
Other Assets and Liabilities, Net — (0.2)%		(174)
Net Assets — 100.0 %		$ 109,820

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Fund
June 30, 2007 (Unaudited)

* Non-income producing security.

(A) — The rate reported is the 7-day effective yield as of
        June 30, 2007.

ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's
        investments was $95,102 (000), and the unrealized
        appreciation and depreciation were $16,498 (000) and
        $(1,606) (000), respectively.

For information regarding the Fund's policy regarding
        valuation of investments and other significant
        accounting policies, please refer to the Fund's most
        recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 97.8%		
Aerospace/Defense-Equipment — 2.3%		
DRS Technologies	41,170	$ 2,358
Goodrich	56,910	3,389
Total Aerospace/Defense-Equipment		5,747
Agricultural Operations — 0.3%		
Tejon Ranch*	17,250	762
Total Agricultural Operations		762
Airlines — 3.0%		
Delta Airlines*	86,240	1,699
UAL*	95,670	3,883
US Airways Group*	60,350	1,827
Total Airlines		7,409
Applications Software — 3.1%		
Citrix Systems*	116,800	3,933
Intuit*	119,100	3,582
Total Applications Software		7,515
Building-Heavy Construction — 1.3%		
Washington Group International*	39,960	3,197
Total Building-Heavy Construction		3,197
Chemicals-Diversified — 1.2%		
Lyondell Chemical	81,190	3,014
Total Chemicals-Diversified		3,014
Coal — 1.0%		
Arch Coal	72,850	2,535
Total Coal		2,535
Commercial Services — 3.0%		
Alliance Data Systems*	42,600	3,292
ChoicePoint*	93,990	3,990
Total Commercial Services		7,282
Computer Services — 1.1%		
Electronic Data Systems	97,980	2,717
Total Computer Services		2,717
Computers — 0.7%		
Sun Microsystems*	322,430	1,696
Total Computers		1,696
Dental Supplies & Equipment — 0.8%		
Patterson*	52,960	1,974
Total Dental Supplies & Equipment		1,974
Dialysis Centers — 0.5%		
DaVita*	23,130	1,246
Total Dialysis Centers		1,246

Description	Shares	Value (000)
Diversified Manufacturing Operations — 1.3%		
Dover	63,080	$ 3,227
Total Diversified Manufacturing Operations		3,227
E-Commerce/Services — 1.2%		
Expedia*	101,620	2,976
Total E-Commerce/Services		2,976
Electronic Components-Miscellaneous — 0.7%		
Flextronics International*	151,740	1,639
Total Electronic Components-Miscellaneous		1,639
Electronic Components-Semiconductors — 7.2%		
Broadcom, Cl A*	99,140	2,900
DSP Group*	227,660	4,660
International Rectifier*	37,700	1,405
Micron Technology*	124,790	1,564
PMC-Sierra*	112,200	867
QLogic*	151,110	2,516
Semtech*	107,060	1,855
SiRF Technology Holdings*	94,900	1,968
Total Electronic Components-Semiconductors		17,735
Enterprise Software/Services — 0.9%		
Lawson Software*	229,950	2,274
Total Enterprise Software/Services		2,274
Entertainment Software — 1.9%		
Electronic Arts*	96,720	4,577
Total Entertainment Software		4,577
Finance-Investment Banker/Broker — 2.6%		
Greenhill	35,700	2,453
optionsXpress Holdings	156,580	4,018
Total Finance-Investment Banker/Broker		6,471
Finance-Other Services — 1.6%		
Asset Acceptance Capital*	221,810	3,926
Total Finance-Other Services		3,926
Food-Wholesale/Distribution — 1.6%		
United Natural Foods*	144,130	3,831
Total Food-Wholesale/Distribution		3,831
Gas-Distribution — 0.8%		
WGL Holdings	56,600	1,847
Total Gas-Distribution		1,847
Golf — 0.7%		
Callaway Golf	96,450	1,718
Total Golf		1,718

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Hotels & Motels — 1.6%		
Intercontinental Hotels Group ADR	38,953	$ 965
Wyndham Worldwide*	83,930	3,044
Total Hotels & Motels		4,009
Human Resources — 1.3%		
Hewitt Associates, Cl A*	101,970	3,263
Total Human Resources		3,263
Independent Power Producer — 1.2%		
Mirant*	20,860	890
Reliant Energy*	74,500	2,008
Total Independent Power Producer		2,898
Industrial Automation/Robot — 1.0%		
Cognex	106,050	2,387
Total Industrial Automation/Robot		2,387
Industrial Gases — 0.8%		
Air Products & Chemicals	25,140	2,021
Total Industrial Gases		2,021
Internet Security — 1.3%		
Checkfree*	76,380	3,071
Total Internet Security		3,071
Linen Supply & Related Items — 1.1%		
Cintas	67,140	2,647
Total Linen Supply & Related Items		2,647
Machinery-Print Trade — 0.6%		
Zebra Technologies, Cl A*	37,490	1,452
Total Machinery-Print Trade		1,452
Medical Information Systems — 1.4%		
IMS Health	106,840	3,433
Total Medical Information Systems		3,433
Medical Instruments — 0.9%		
St. Jude Medical*	55,840	2,317
Total Medical Instruments		2,317
Medical-Biomedical/Genetic — 1.8%		
Invitrogen*	59,860	4,415
Total Medical-Biomedical/Genetic		4,415
Medical-Drugs — 1.3%		
Angiotech Pharmaceuticals*	438,550	3,118
Total Medical-Drugs		3,118

Description	Shares	Value (000)
Medical-Outpatient/Home Medical — 2.1%		
Lincare Holdings*	128,645	$ 5,127
Total Medical-Outpatient/Home Medical		5,127
Metal Processors & Fabricators — 2.1%		
Haynes International*	27,520	2,324
Sterlite Industries India ADR*	185,690	2,724
Total Metal Processors & Fabricators		5,048
Motion Pictures & Services — 1.0%		
Macrovision*	79,620	2,393
Total Motion Pictures & Services		2,393
Multi-Line Insurance — 0.9%		
XL Capital, Cl A	25,800	2,175
Total Multi-Line Insurance		2,175
Non-Ferrous Metals — 0.4%		
USEC*	45,560	1,001
Total Non-Ferrous Metals		1,001
Non-Hazardous Waste Disposal — 1.1%		
Allied Waste Industries*	199,170	2,681
Total Non-Hazardous Waste Disposal		2,681
Office Automation & Equipment — 1.7%		
Pitney Bowes	88,230	4,131
Total Office Automation & Equipment		4,131
Oil & Gas Drilling — 2.0%		
Pride International*	80,880	3,030
Rowan	44,780	1,835
Total Oil & Gas Drilling		4,865
Oil Companies-Exploration & Production — 0.3%		
Mariner Energy*	30,060	729
Total Oil Companies-Exploration & Production		729
Oil-Field Services — 2.2%		
Hanover Compressor*	140,610	3,354
Helix Energy Solutions Group*	52,450	2,093
Total Oil-Field Services		5,447
Paper & Related Products — 4.2%		
Abitibi-Consolidated*	1,283,540	3,774
MeadWestvaco	117,030	4,133
Smurfit-Stone Container*	184,430	2,455
Total Paper & Related Products		10,362
Pharmacy Services — 1.4%		
Omnicare	96,240	3,470
Total Pharmacy Services		3,470

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Pipelines — 2.0%		
El Paso	285,470	$ 4,919
Total Pipelines		4,919
Platinum — 0.6%		
Stillwater Mining*	133,550	1,470
Total Platinum		1,470
Printing-Commercial — 1.4%		
RR Donnelley & Sons	79,220	3,447
Total Printing-Commercial		3,447
Publishing-Books — 0.4%		
Scholastic*	28,020	1,007
Total Publishing-Books		1,007
Reinsurance — 7.6%		
Allied World Assurance Holdings	67,520	3,460
Aspen Insurance Holdings	174,650	4,903
Axis Capital Holdings	51,110	2,078
Everest Re Group	33,950	3,688
Montpelier Re Holdings	238,420	4,420
Total Reinsurance		18,549
REITs-Hotels — 0.5%		
Host Hotels & Resorts	54,820	1,267
Total REITs-Hotels		1,267
Rental Auto/Equipment — 1.9%		
Avis Budget Group*	30,720	873
RSC Holdings*	193,450	3,869
Total Rental Auto/Equipment		4,742
Retail-Restaurants — 0.9%		
Cheesecake Factory*	88,810	2,178
Total Retail-Restaurants		2,178
Retirement/Aged Care — 0.5%		
Sunrise Senior Living*	30,040	1,201
Total Retirement/Aged Care		1,201
Semiconductor Components-Integrated Circuits — 2.8%		
Cypress Semiconductor*	47,880	1,115
Maxim Integrated Products	171,850	5,742
Total Semiconductor Components-Integrated Circuits		6,857
Telecommunications Equipment — 0.8%		
Plantronics	72,885	1,911
Total Telecommunications Equipment		1,911

Description	Shares	Value (000)
Telecommunications Services — 0.7%		
Amdocs*	43,590	$ 1,736
Total Telecommunications Services		1,736
Telephone-Integrated — 1.3%		
Level 3 Communications*	543,490	3,179
Total Telephone-Integrated		3,179
Therapeutics — 3.1%		
Medicines*	269,130	4,742
Warner Chilcott, Cl A*	156,560	2,832
Total Therapeutics		7,574
Transport-Equipment & Leasing — 0.8%		
GATX	37,910	1,867
Total Transport-Equipment & Leasing		1,867
Total Common Stock (Cost $208,589)		239,679
MONEY MARKET FUND — 3.4%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	8,334,253	8,334
Total Money Market Fund (Cost $8,334)		8,334
Total Investments — 101.2% (Cost $216,923) †		248,013
Other Assets and Liabilities, Net — (1.2%)		(2,933)
Net Assets — 100.0%		$ 245,080

* Non-income producing security.

(A) — Rate shown is the 7-day effective yield as of June 30, 2007.

ADR — American Depositary Receipt
Cl — Class
REITs — Real Estate Investment Trusts

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $217,157 (000), and the unrealized appreciation and depreciation were $37,682 (000) and $(6,826) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Select Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.9%		
Advanced Materials/Products — 1.7%		
Ceradyne*	27,700	$ 2,049
Total Advanced Materials/Products		2,049
Aerospace/Defense — 1.0%		
Boeing	12,900	1,240
Total Aerospace/Defense		1,240
Agricultural Chemicals — 2.5%		
Monsanto	45,170	3,051
Total Agricultural Chemicals		3,051
Apparel Manufacturers — 4.0%		
Coach*	38,800	1,839
Guess ?	64,380	3,093
Total Apparel Manufacturers		4,932
Applications Software — 2.1%		
Microsoft	41,600	1,226
Salesforce.com*	32,420	1,390
Total Applications Software		2,616
Beverages-Non-Alcoholic — 1.0%		
PepsiCo	19,000	1,232
Total Beverages-Non-Alcoholic		1,232
Building Products-Light Fixtures — 1.1%		
Genlyte Group*	16,500	1,296
Total Building Products-Light Fixtures		1,296
Cable TV — 1.0%		
Comcast, Cl A*	44,400	1,249
Total Cable TV		1,249
Cellular Telecommunications — 2.0%		
NII Holdings*	30,410	2,455
Total Cellular Telecommunications		2,455
Coffee — 1.9%		
Green Mountain Coffee Roasters*	29,300	2,307
Total Coffee		2,307
Computer Services — 0.9%		
Cognizant Technology Solutions, Cl A*	15,100	1,134
Total Computer Services		1,134
Computers — 10.9%		
Apple*	47,390	5,783
Dell*	85,590	2,444
International Business Machines	15,400	1,621
Research In Motion*	9,990	1,998
Sun Microsystems*	266,700	1,403
Total Computers		13,249

Description	Shares	Value (000)
Computers-Integrated Systems — 1.8%		
Riverbed Technology*	49,320	$ 2,161
Total Computers-Integrated Systems		2,161
Computers-Memory Devices — 1.6%		
SanDisk*	38,750	1,896
Total Computers-Memory Devices		1,896
Diversified Manufacturing Operations — 2.4%		
Danaher	20,800	1,571
General Electric	34,200	1,309
Total Diversified Manufacturing Operations		2,880
Electronic Components-Semiconductors — 5.8%		
Intel	124,870	2,967
NVIDIA*	63,520	2,624
Texas Instruments	39,200	1,475
Total Electronic Components-Semiconductors		7,066
Electronic Connectors — 1.3%		
Amphenol, Cl A	45,000	1,604
Total Electronic Connectors		1,604
Energy-Alternate Sources — 1.1%		
First Solar*	15,220	1,359
Total Energy-Alternate Sources		1,359
Engineering/R&D Services — 2.1%		
ABB ADR	112,380	2,540
Total Engineering/R&D Services		2,540
Finance-Investment Banker/Broker — 2.3%		
Goldman Sachs Group	12,770	2,768
Total Finance-Investment Banker/Broker		2,768
Finance-Other Services — 5.4%		
Chicago Mercantile Exchange Holdings, Cl A	8,470	4,526
Nymex Holdings	16,720	2,101
Total Finance-Other Services		6,627
Hotels & Motels — 1.1%		
Marriott International, Cl A	30,900	1,336
Total Hotels & Motels		1,336
Internet Infrastructure Software — 3.2%		
Akamai Technologies*	35,400	1,722
F5 Networks*	27,190	2,191
Total Internet Infrastructure Software		3,913
Internet Security — 1.9%		
VeriSign*	74,720	2,371
Total Internet Security		2,371

SCHEDULE OF INVESTMENTS

Old Mutual Select Growth Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Investment Management/Advisory Services — 1.7%		
Affiliated Managers Group*	16,300	$ 2,099
Total Investment Management/Advisory Services		2,099
Machinery-Farm — 1.9%		
Deere	19,070	2,303
Total Machinery-Farm		2,303
Machinery-General Industry — 1.8%		
Manitowoc	27,300	2,194
Total Machinery-General Industry		2,194
Medical Products — 1.3%		
Stryker	24,400	1,539
Total Medical Products		1,539
Medical-Biomedical/Genetic — 1.1%		
Genentech*	17,500	1,324
Total Medical-Biomedical/Genetic		1,324
Medical-Drugs — 4.8%		
Cephalon*	21,000	1,688
Schering-Plough	61,600	1,875
Shire ADR	30,500	2,261
Total Medical-Drugs		5,824
Medical-HMO — 1.1%		
Aetna	28,500	1,408
Total Medical-HMO		1,408
Metal Processors & Fabricators — 1.8%		
Precision Castparts	18,000	2,185
Total Metal Processors & Fabricators		2,185
Networking Products — 4.9%		
Cisco Systems*	214,730	5,980
Total Networking Products		5,980
Non-Ferrous Metals — 1.8%		
Cameco	43,860	2,225
Total Non-Ferrous Metals		2,225
Property/Casualty Insurance — 1.2%		
WR Berkley	44,600	1,451
Total Property/Casualty Insurance		1,451
Real Estate Management/Services — 1.4%		
Jones Lang LaSalle	14,600	1,657
Total Real Estate Management/Services		1,657
Retail-Apparel/Shoe — 0.9%		
Abercrombie & Fitch, Cl A	14,900	1,087
Total Retail-Apparel/Shoe		1,087

Description	Shares	Value (000)
Retail-Discount — 1.0%		
Target	19,200	$ 1,221
Total Retail-Discount		1,221
Semiconductor Components-Integrated Circuits — 0.5%		
Maxim Integrated Products	16,640	556
Total Semiconductor Components-Integrated Circuits		556
Steel-Specialty — 1.1%		
Allegheny Technologies	12,500	1,311
Total Steel-Specialty		1,311
Telecommunications Equipment — 1.4%		
Nortel Networks*	70,780	1,702
Total Telecommunications Equipment		1,702
Telecommunications Equipment-Fiber Optics — 3.2%		
Corning*	154,590	3,950
Total Telecommunications Equipment-Fiber Optics		3,950
Therapeutics — 1.9%		
Gilead Sciences*	60,700	2,353
Total Therapeutics		2,353
Transport-Marine — 1.6%		
Tidewater	26,900	1,907
Total Transport-Marine		1,907
Web Portals/ISP — 3.4%		
Google, Cl A*	8,030	4,203
Total Web Portals/ISP		4,203
Total Common Stock (Cost $102,760)		121,810
MONEY MARKET FUND — 0.7%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	817,656	818
Total Money Market Fund (Cost $818)		818
Total Investments — 100.6% (Cost $103,578) †		122,628
Other Assets and Liabilities, Net — (0.6%)		(707)
Net Assets — 100.0%		$ 121,921

SCHEDULE OF INVESTMENTS

Old Mutual Select Growth Fund
June 30, 2007 (Unaudited)

---

* Non-income producing security.

(A) — The rate reported is the 7-day effective yield as of
     June 30, 2007.

ADR - American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's
     investments was $103,578 (000), and the unrealized
     appreciation and depreciation were $20,380 (000) and
     $(1,330) (000), respectively.

For information regarding the Fund's policy regarding
     valuation of investments and other significant
     accounting policies, please refer to the Fund's most
     recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 96.6%		
Aerospace/Defense — 1.7%		
Aerovironment*	8,870	$ 183
Teledyne Technologies*	13,055	600
Total Aerospace/Defense		783
Aerospace/Defense-Equipment — 0.8%		
B/E Aerospace*	4,215	174
DRS Technologies	3,550	203
Total Aerospace/Defense-Equipment		377
Agricultural Operations — 0.4%		
Tejon Ranch*	3,985	176
Total Agricultural Operations		176
Apparel Manufacturers — 0.6%		
Carter's*	4,345	113
Oxford Industries	3,375	149
Total Apparel Manufacturers		262
Applications Software — 0.4%		
Progress Software*	6,340	202
Total Applications Software		202
Auction House/Art Dealer — 0.2%		
Ritchie Bros Auctioneers	1,590	100
Total Auction House/Art Dealer		100
Auto/Truck Parts & Equipment-Original — 1.5%		
BorgWarner	4,540	391
Tenneco*	8,960	314
Total Auto/Truck Parts & Equipment-Original		705
Beverages-Non-Alcoholic — 0.9%		
Coca-Cola Bottling	3,250	164
Pepsi Bottling Group	6,895	232
Total Beverages-Non-Alcoholic		396
Broadcast Services/Programming — 0.5%		
Discovery Holding, Cl A*	10,515	242
Total Broadcast Services/Programming		242
Building & Construction Products-Miscellaneous — 0.5%		
Drew Industries*	6,725	223
Total Building & Construction Products-Miscellaneous		223
Building Products-Light Fixtures — 0.8%		
Genlyte Group*	4,840	380
Total Building Products-Light Fixtures		380
Building-Heavy Construction — 0.4%		
Washington Group International*	2,560	205
Total Building-Heavy Construction		205

Description	Shares	Value (000)
Building-Mobile Home/Manufactured Housing — 0.2%		
Williams Scotsman International*	4,440	$ 106
Total Building-Mobile Home/Manufactured Housing		106
Chemicals-Diversified — 1.1%		
Celanese, Ser A	10,330	401
Olin	5,715	120
Total Chemicals-Diversified		521
Chemicals-Specialty — 1.2%		
Albemarle	7,785	300
Hercules*	12,735	250
Total Chemicals-Specialty		550
Circuit Boards — 0.1%		
Park Electrochemical	1,270	36
Total Circuit Boards		36
Coal — 0.8%		
Alpha Natural Resources*	8,920	186
Massey Energy	7,820	208
Total Coal		394
Commercial Banks-Central US — 0.6%		
Irwin Financial	19,030	285
Total Commercial Banks-Central US		285
Commercial Banks-Western US — 0.4%		
SVB Financial Group*	3,160	168
Total Commercial Banks-Western US		168
Commercial Services — 1.9%		
Arbitron	5,110	264
PHH*	7,890	246
Quanta Services*	12,625	387
Total Commercial Services		897
Commercial Services-Finance — 1.1%		
Wright Express*	14,685	503
Total Commercial Services-Finance		503
Communications Software — 0.9%		
Avid Technology*	9,070	320
DivX*	7,650	115
Total Communications Software		435
Computer Aided Design — 0.9%		
Ansys*	15,170	402
Total Computer Aided Design		402
Computer Services — 1.1%		
IHS, Cl A*	5,805	267
Perot Systems, Cl A*	14,410	246
Total Computer Services		513

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Computer Software — 0.3%		
Blackbaud	5,455	$ 120
Total Computer Software		120
Computers-Integrated Systems — 1.0%		
Micros Systems*	4,385	239
NCI, Cl A*	13,210	221
Total Computers-Integrated Systems		460
Computers-Peripheral Equipment — 1.0%		
Electronics for Imaging*	11,000	310
Logitech International*	5,795	153
Total Computers-Peripheral Equipment		463
Consulting Services — 2.0%		
CRA International*	3,930	190
LECG*	12,470	188
MAXIMUS	6,940	301
Watson Wyatt Worldwide, Cl A	4,485	226
Total Consulting Services		905
Containers-Metal/Glass — 1.2%		
Greif, Cl A	5,130	306
Silgan Holdings	4,800	265
Total Containers-Metal/Glass		571
Data Processing/Management — 1.7%		
Acxiom	7,520	199
Broadridge Financial Solutions	12,060	230
Dun & Bradstreet	2,405	248
Fair Isaac	2,290	92
Total Data Processing/Management		769
Dental Supplies & Equipment — 0.4%		
Sirona Dental Systems*	5,260	199
Total Dental Supplies & Equipment		199
Diagnostic Equipment — 0.5%		
Gen-Probe*	2,175	131
Immucor*	3,605	101
Total Diagnostic Equipment		232
Diagnostic Kits — 0.6%		
Meridian Bioscience	13,185	286
Total Diagnostic Kits		286
Dialysis Centers — 0.5%		
Dialysis Corp of America*	20,710	214
Total Dialysis Centers		214
Direct Marketing — 0.4%		
Valuevision Media, Cl A*	16,070	182
Total Direct Marketing		182

Description	Shares	Value (000)
Disposable Medical Products — 0.5%		
C.R. Bard	2,780	$ 230
Total Disposable Medical Products		230
Distribution/Wholesale — 0.1%		
Bell Microproducts*	7,950	52
Total Distribution/Wholesale		52
Diversified Manufacturing Operations — 0.3%		
Roper Industries	2,425	138
Total Diversified Manufacturing Operations		138
Diversified Operations — 0.4%		
Walter Industries	6,090	176
Total Diversified Operations		176
Electric Products-Miscellaneous — 0.3%		
Ametek	3,352	133
Total Electric Products-Miscellaneous		133
Electronic Components-Miscellaneous — 0.6%		
Celestica*	44,320	277
Total Electronic Components-Miscellaneous		277
Electronic Components-Semiconductors — 3.9%		
Diodes*	8,315	347
DSP Group*	24,210	496
Ikanos Communications*	29,890	227
ON Semiconductor*	23,035	247
Silicon Laboratories*	4,220	146
SiRF Technology Holdings*	5,100	106
Zoran*	11,610	233
Total Electronic Components-Semiconductors		1,802
Electronic Connectors — 0.8%		
Amphenol, Cl A	10,790	385
Total Electronic Connectors		385
Electronic Design Automation — 0.6%		
Synplicity*	42,430	297
Total Electronic Design Automation		297
Electronic Measuring Instruments — 1.5%		
Flir Systems*	1,990	92
National Instruments	7,990	260
Orbotech*	9,445	211
Trimble Navigation*	3,665	118
Total Electronic Measuring Instruments		681
Electronics-Military — 0.6%		
EDO	7,900	260
Total Electronics-Military		260

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Enterprise Software/Services — 0.9%		
Lawson Software*	20,520	$ 203
Novell*	14,750	115
PROS Holdings*	8,790	115
Total Enterprise Software/Services		433
Finance-Consumer Loans — 1.5%		
Encore Capital Group*	18,680	233
First Marblehead	6,162	238
Nelnet, Cl A	4,000	98
Portfolio Recovery Associates	2,220	133
Total Finance-Consumer Loans		702
Finance-Investment Banker/Broker — 0.3%		
Cowen Group*	8,930	160
Total Finance-Investment Banker/Broker		160
Finance-Other Services — 0.9%		
Asset Acceptance Capital*	23,985	424
Total Finance-Other Services		424
Financial Guarantee Insurance — 1.8%		
AMBAC Financial Group	2,755	240
Ram Holdings*	17,085	269
Security Capital Assurance	10,495	324
Total Financial Guarantee Insurance		833
Food-Baking — 0.6%		
Flowers Foods	8,365	279
Total Food-Baking		279
Health Care Cost Containment — 0.1%		
Hooper Holmes*	12,450	42
Total Health Care Cost Containment		42
Hotels & Motels — 0.3%		
Lodgian*	10,260	154
Total Hotels & Motels		154
Human Resources — 0.5%		
Hudson Highland Group*	9,820	210
Total Human Resources		210
Industrial Audio & Video Products — 0.8%		
Dolby Laboratories, Cl A*	10,040	355
Total Industrial Audio & Video Products		355
Industrial Automation/Robot — 0.5%		
Cognex	9,820	221
Total Industrial Automation/Robot		221
Instruments-Scientific — 0.8%		
PerkinElmer	8,950	233
Varian*	2,100	115
Total Instruments-Scientific		348

Description	Shares	Value (000)
Internet Application Software — 0.6%		
CryptoLogic	4,880	$ 119
DealerTrack Holdings*	4,195	155
Total Internet Application Software		274
Internet Content-Information/Networks — 0.2%		
CNET Networks*	12,285	101
Total Internet Content-Information/Networks		101
Internet Security — 0.1%		
Ipass*	11,750	64
Total Internet Security		64
Investment Companies — 0.7%		
KKR Financial Holdings	13,740	342
Total Investment Companies		342
Investment Management/Advisory Services — 1.9%		
Affiliated Managers Group*	4,345	560
AllianceBernstein Holding L.P.	3,940	343
Total Investment Management/Advisory Services		903
Lasers-Systems/Components — 1.2%		
Electro Scientific Industries*	15,180	316
Rofin-Sinar Technologies*	3,650	252
Total Lasers-Systems/Components		568
Life/Health Insurance — 0.7%		
StanCorp Financial Group	5,815	305
Total Life/Health Insurance		305
Medical Instruments — 2.2%		
Cambridge Heart*	13,480	58
Edwards Lifesciences*	6,730	332
Natus Medical*	19,450	310
Symmetry Medical*	19,780	317
Total Medical Instruments		1,017
Medical Products — 2.0%		
Orthofix International*	17,180	772
Syneron Medical*	6,040	151
Total Medical Products		923
Medical-Biomedical/Genetic — 1.3%		
Barrier Therapeutics*	7,350	48
Cambrex	7,910	105
Martek Biosciences*	10,040	261
Orchid Cellmark*	8,800	41
Qiagen*	9,635	171
Total Medical-Biomedical/Genetic		626

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Medical-Drugs — 2.4%		
Angiotech Pharmaceuticals*	56,605	$ 402
Aspreva Pharmaceuticals*	9,180	159
Axcan Pharma*	15,620	302
Valeant Pharmaceuticals International	14,080	235
Total Medical-Drugs		1,098
Medical-Generic Drugs — 0.5%		
Perrigo	11,460	224
Total Medical-Generic Drugs		224
Metal Processors & Fabricators — 1.0%		
Kaydon	4,140	216
Trimas*	20,730	250
Total Metal Processors & Fabricators		466
Miscellaneous Manufacturing — 0.6%		
Reddy Ice Holdings	9,700	277
Total Miscellaneous Manufacturing		277
Multimedia — 1.3%		
Belo, Cl A	15,665	323
Entravision Communications, Cl A*	9,605	100
Gemstar-TV Guide International*	37,680	185
Total Multimedia		608
Networking Products — 0.1%		
Foundry Networks*	3,615	60
Total Networking Products		60
Non-Hazardous Waste Disposal — 0.4%		
Waste Connections*	6,517	197
Total Non-Hazardous Waste Disposal		197
Office Furnishings-Original — 0.5%		
Steelcase, Cl A	12,045	223
Total Office Furnishings-Original		223
Oil Companies-Exploration & Production — 1.4%		
Goodrich Petroleum*	4,740	164
Harvest Natural Resources*	16,080	191
Stone Energy*	8,045	276
Total Oil Companies-Exploration & Production		631
Oil Field Machinery & Equipment — 0.8%		
FMC Technologies*	4,695	372
Total Oil Field Machinery & Equipment		372
Oil-Field Services — 1.8%		
Key Energy Services*	14,790	274
Oceaneering International*	2,815	148
Tetra Technologies*	8,990	253
W-H Energy Services*	2,675	166
Total Oil-Field Services		841

Description	Shares	Value (000)
Paper & Related Products — 1.9%		
Abitibi-Consolidated*	148,760	$ 437
Bowater	9,700	242
Neenah Paper	4,455	184
Total Paper & Related Products		863
Power Conversion/Supply Equipment — 0.5%		
Hubbell, Cl B	4,210	228
Total Power Conversion/Supply Equipment		228
Printing-Commercial — 0.6%		
Consolidated Graphics*	4,000	277
Total Printing-Commercial		277
Property/Casualty Insurance — 2.5%		
Arch Capital Group*	7,145	518
CNA Surety*	14,215	269
RLI	6,710	375
Total Property/Casualty Insurance		1,162
Publishing-Books — 0.9%		
John Wiley & Sons, Cl A	8,700	420
Total Publishing-Books		420
Publishing-Periodicals — 0.6%		
Playboy Enterprises, Cl B*	23,560	267
Total Publishing-Periodicals		267
Radio — 0.7%		
Radio One, Cl D*	32,530	230
XM Satellite Radio Holdings, Cl A*	9,870	116
Total Radio		346
Reinsurance — 2.9%		
Aspen Insurance Holdings	11,610	326
Endurance Specialty Holdings	6,500	260
IPC Holdings	3,950	128
Montpelier Re Holdings	17,170	318
Platinum Underwriters Holdings	8,950	311
Total Reinsurance		1,343
REITs-Hotels — 0.3%		
Ashford Hospitality Trust	11,100	130
Total REITs-Hotels		130
REITs-Office Property — 0.4%		
American Financial Realty Trust	17,310	179
Total REITs-Office Property		179
Rental Auto/Equipment — 0.9%		
Avis Budget Group*	7,945	226
H&E Equipment Services*	6,810	189
Total Rental Auto/Equipment		415

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Resorts/Theme Parks — 1.2%		
Vail Resorts*	9,215	$ 561
Total Resorts/Theme Parks		561
Retail-Apparel/Shoe — 0.8%		
Footstar	19,030	80
Kenneth Cole Productions, Cl A	9,240	228
Syms*	3,570	71
Total Retail-Apparel/Shoe		379
Retail-Automobile — 0.5%		
Group 1 Automotive	6,120	247
Total Retail-Automobile		247
Retail-Bookstore — 0.3%		
Barnes & Noble	3,675	141
Total Retail-Bookstore		141
Retail-Office Supplies — 0.3%		
School Specialty*	4,220	150
Total Retail-Office Supplies		150
Retail-Propane Distribution — 1.2%		
Star Gas Partners L.P.*	122,550	547
Total Retail-Propane Distribution		547
Retail-Video Rental — 0.2%		
Blockbuster, Cl A*	19,885	86
Total Retail-Video Rental		86
S&L/Thrifts-Eastern US — 0.4%		
Brookline Bancorp	14,480	167
Total S&L/Thrifts-Eastern US		167
Schools — 1.0%		
Capella Education*	3,435	158
Learning Tree International*	22,450	294
Total Schools		452
Semiconductor Components-Integrated Circuits — 0.1%		
ChipMOS TECHNOLOGIES*	5,680	41
Total Semiconductor Components-Integrated Circuits		41
Semiconductor Equipment — 1.4%		
Brooks Automation*	8,880	161
Cabot Microelectronics*	3,230	115
MKS Instruments*	6,570	182
Ultratech*	12,690	169
Total Semiconductor Equipment		627

Description	Shares	Value (000)
Specified Purpose Acquisition — 0.2%		
Marathon Acquisition*	10,600	$ 104
Total Specified Purpose Acquisition		104
Steel Pipe & Tube — 0.2%		
Mueller Water Products, Cl A	6,190	106
Total Steel Pipe & Tube		106
Telecommunications Equipment — 2.1%		
CommScope*	8,640	504
Plantronics	12,010	315
Tollgrade Communications*	16,790	177
Total Telecommunications Equipment		996
Telecommunications Services — 1.4%		
Embarq	1,940	123
Mastec*	18,860	298
RCN*	13,060	246
Total Telecommunications Services		667
Telephone-Integrated — 0.3%		
IDT, Cl B	14,830	153
Total Telephone-Integrated		153
Television — 0.2%		
Sinclair Broadcast Group, Cl A	7,970	113
Total Television		113
Transport-Air Freight — 0.3%		
ABX Air*	15,880	128
Total Transport-Air Freight		128
Transport-Equipment & Leasing — 0.9%		
GATX	2,320	114
Genesis Lease ADR	9,360	257
Greenbrier	2,260	68
Total Transport-Equipment & Leasing		439
Transport-Truck — 0.2%		
Landstar System	1,480	71
Total Transport-Truck		71
Travel Services — 0.8%		
Ambassadors Group	10,000	355
Total Travel Services		355
Veterinary Diagnostics — 0.2%		
Animal Health International*	5,405	78
Total Veterinary Diagnostics		78
Vitamins & Nutrition Products — 0.4%		
Herbalife	4,260	169
Total Vitamins & Nutrition Products		169

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Wire & Cable Products — 0.9%		
General Cable*	5,720	$ 433
Total Wire & Cable Products		433
Total Common Stock		
(Cost $38,116)		44,814
MONEY MARKET FUND — 2.7%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	1,249,992	1,250
Total Money Market Fund		
(Cost $1,250)		1,250
Total Investments — 99.3%		
(Cost $39,366) †		46,064
Other Assets and Liabilities, Net — 0.7%		313
Net Assets — 100.0%		$ 46,377

* Non-income producing security.

(A) The rate reported is the 7-day effective yield as of June 30, 2007.

ADR — American Depositary Receipt
Cl — Class
L.P. — Limited Partnership
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $39,366 (000), and the unrealized appreciation and depreciation were $7,693 (000) and $(995) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 96.0%		
Aerospace/Defense — 0.9%		
Aerovironment*	3,630	$ 75
Teledyne Technologies*	5,270	242
Total Aerospace/Defense		317
Aerospace/Defense-Equipment — 1.9%		
B/E Aerospace*	14,893	615
DRS Technologies	1,480	85
Total Aerospace/Defense-Equipment		700
Agricultural Operations — 0.2%		
Tejon Ranch*	1,747	77
Total Agricultural Operations		77
Apparel Manufacturers — 0.3%		
Carter's*	1,885	49
Oxford Industries	1,315	58
Total Apparel Manufacturers		107
Applications Software — 0.9%		
Nuance Communications*	8,016	134
Progress Software*	2,550	81
Visual Sciences*	6,910	107
Total Applications Software		322
Auction House/Art Dealer — 0.1%		
Ritchie Bros Auctioneers	615	38
Total Auction House/Art Dealer		38
Audio/Video Products — 0.2%		
DTS*	3,977	87
Total Audio/Video Products		87
Auto/Truck Parts & Equipment-Original — 1.2%		
Amerigon*	7,938	143
BorgWarner	1,830	157
Tenneco*	3,495	123
Total Auto/Truck Parts & Equipment-Original		423
Batteries/Battery Systems — 0.6%		
Energy Conversion Devices*	6,510	201
Total Batteries/Battery Systems		201
Beverages-Non-Alcoholic — 0.4%		
Coca-Cola Bottling	1,350	68
Pepsi Bottling Group	2,675	90
Total Beverages-Non-Alcoholic		158
Broadcast Services/Programming — 0.3%		
Discovery Holding, Cl A*	4,160	96
Total Broadcast Services/Programming		96
Building & Construction Products-Miscellaneous — 0.2%		
Drew Industries*	2,595	86
Total Building & Construction Products-Miscellaneous		86

Description	Shares	Value (000)
Building Products-Light Fixtures — 0.4%		
Genlyte Group*	2,065	$ 162
Total Building Products-Light Fixtures		162
Building-Heavy Construction — 0.2%		
Washington Group International*	1,050	84
Total Building-Heavy Construction		84
Building-Mobile Home/Manufactured Housing — 0.1%		
Williams Scotsman International*	1,850	44
Total Building-Mobile Home/Manufactured Housing		44
Chemicals-Diversified — 0.6%		
Celanese, Ser A	4,500	174
Olin	2,470	52
Total Chemicals-Diversified		226
Chemicals-Specialty — 0.6%		
Albemarle	3,050	117
Hercules*	5,222	103
Total Chemicals-Specialty		220
Circuit Boards — 0.0%		
Park Electrochemical	530	15
Total Circuit Boards		15
Coal — 0.5%		
Alpha Natural Resources*	3,730	78
Massey Energy	3,230	86
Total Coal		164
Commercial Banks-Central US — 0.3%		
Irwin Financial	7,830	117
Total Commercial Banks-Central US		117
Commercial Banks-Eastern US — 0.7%		
Signature Bank*	7,334	250
Total Commercial Banks-Eastern US		250
Commercial Banks-Western US — 0.4%		
Community Bancorp*	3,139	88
SVB Financial Group*	1,294	69
Total Commercial Banks-Western US		157
Commercial Services — 1.4%		
Arbitron	2,120	110
ExlService Holdings*	7,100	133
PHH*	3,080	96
Quanta Services*	5,385	165
Total Commercial Services		504
Commercial Services-Finance — 0.6%		
Wright Express*	5,937	203
Total Commercial Services-Finance		203

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Communications Software — 0.5%		
Avid Technology*	3,720	$ 132
DivX*	3,140	47
Total Communications Software		179
Computer Aided Design — 0.4%		
Ansys*	6,040	160
Total Computer Aided Design		160
Computer Services — 0.9%		
IHS, Cl A*	2,275	105
Perot Systems, Cl A*	6,082	104
Syntel	3,870	117
Total Computer Services		326
Computer Software — 1.4%		
Blackbaud	2,125	47
Double-Take Software*	12,758	209
Omniture*	11,290	259
Total Computer Software		515
Computers-Integrated Systems — 0.7%		
Micros Systems*	1,710	93
NCI, Cl A*	5,200	87
Riverbed Technology*	2,015	88
Total Computers-Integrated Systems		268
Computers-Peripheral Equipment — 0.5%		
Electronics for Imaging*	4,410	124
Logitech International*	2,260	60
Total Computers-Peripheral Equipment		184
Consulting Services — 2.6%		
Advisory Board*	4,318	240
CRA International*	1,585	76
FTI Consulting*	4,092	156
Huron Consulting Group*	2,304	168
LECG*	5,110	77
MAXIMUS	2,900	126
Watson Wyatt Worldwide, Cl A	1,750	88
Total Consulting Services		931
Containers-Metal/Glass — 0.6%		
Greif, Cl A	1,994	119
Silgan Holdings	1,875	103
Total Containers-Metal/Glass		222
Data Processing/Management — 1.4%		
Acxiom	3,080	81
Broadridge Financial Solutions	4,690	90
Commvault Systems*	11,625	201
Dun & Bradstreet	1,005	103
Fair Isaac	960	39
Total Data Processing/Management		514

Description	Shares	Value (000)
Dental Supplies & Equipment — 0.2%		
Sirona Dental Systems*	2,070	$ 78
Total Dental Supplies & Equipment		78
Diagnostic Equipment — 0.3%		
Gen-Probe*	855	52
Immucor*	1,415	39
Total Diagnostic Equipment		91
Diagnostic Kits — 0.7%		
Meridian Bioscience	5,032	109
Quidel*	7,622	134
Total Diagnostic Kits		243
Dialysis Centers — 0.2%		
Dialysis Corp of America*	8,570	89
Total Dialysis Centers		89
Direct Marketing — 0.2%		
Valuevision Media, Cl A*	6,650	75
Total Direct Marketing		75
Disposable Medical Products — 0.3%		
C.R. Bard	1,225	101
Total Disposable Medical Products		101
Distribution/Wholesale — 0.1%		
Bell Microproducts*	3,270	21
Total Distribution/Wholesale		21
Diversified Manufacturing Operations — 0.1%		
Roper Industries	730	42
Total Diversified Manufacturing Operations		42
Diversified Operations — 0.2%		
Walter Industries	2,500	72
Total Diversified Operations		72
E-Commerce/Products — 0.4%		
Blue Nile*	2,160	130
Total E-Commerce/Products		130
E-Services/Consulting — 1.2%		
GSI Commerce*	4,320	98
Perficient*	16,020	332
Total E-Services/Consulting		430
Educational Software — 0.7%		
Blackboard*	6,220	262
Total Educational Software		262
Electric Products-Miscellaneous — 0.2%		
Ametek	1,532	61
Total Electric Products-Miscellaneous		61

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Electronic Components-Miscellaneous — 0.3%		
Celestica*	18,420	$ 115
Total Electronic Components-Miscellaneous		115
Electronic Components-Semiconductors — 2.9%		
Diodes*	3,350	140
DSP Group*	10,120	207
Ikanos Communications*	12,350	94
Netlogic Microsystems*	7,052	225
ON Semiconductor*	9,360	100
Silicon Laboratories*	1,730	60
SiRF Technology Holdings*	2,100	44
Volterra Semiconductor*	6,215	88
Zoran*	5,060	101
Total Electronic Components-Semiconductors		1,059
Electronic Connectors — 0.5%		
Amphenol, Cl A	4,680	167
Total Electronic Connectors		167
Electronic Design Automation — 1.4%		
Comtech Group*	14,886	246
Magma Design Automation*	9,750	137
Synplicity*	17,740	124
Total Electronic Design Automation		507
Electronic Measuring Instruments — 1.6%		
Flir Systems*	860	40
Itron*	3,903	304
National Instruments	3,025	99
Orbotech*	3,775	84
Trimble Navigation*	1,600	51
Total Electronic Measuring Instruments		578
Electronics-Military — 0.3%		
EDO	3,240	106
Total Electronics-Military		106
Energy-Alternate Sources — 0.3%		
Evergreen Solar*	11,800	110
Total Energy-Alternate Sources		110
Enterprise Software/Services — 1.7%		
Concur Technologies*	6,613	151
Lawson Software*	8,390	83
Novell*	5,850	46
PROS Holdings*	3,670	48
Taleo, Cl A*	3,786	85
Ultimate Software Group*	7,188	208
Total Enterprise Software/Services		621
Entertainment Software — 0.6%		
THQ*	7,619	233
Total Entertainment Software		233

Description	Shares	Value (000)
Finance-Consumer Loans — 0.8%		
Encore Capital Group*	7,800	$ 97
First Marblehead	2,577	100
Nelnet, Cl A	1,640	40
Portfolio Recovery Associates	929	56
Total Finance-Consumer Loans		293
Finance-Investment Banker/Broker — 0.2%		
Cowen Group*	3,650	65
Total Finance-Investment Banker/Broker		65
Finance-Other Services — 1.0%		
Asset Acceptance Capital*	10,337	183
GFI Group*	2,273	165
Total Finance-Other Services		348
Financial Guarantee Insurance — 0.9%		
AMBAC Financial Group	1,255	109
Ram Holdings*	6,770	107
Security Capital Assurance	3,850	119
Total Financial Guarantee Insurance		335
Food-Baking — 0.3%		
Flowers Foods	3,190	106
Total Food-Baking		106
Food-Miscellaneous/Diversified — 0.4%		
SunOpta*	11,816	132
Total Food-Miscellaneous/Diversified		132
Gambling (Non-Hotel) — 1.3%		
Pinnacle Entertainment*	17,265	486
Total Gambling (Non-Hotel)		486
Health Care Cost Containment — 0.0%		
Hooper Holmes*	5,140	17
Total Health Care Cost Containment		17
Hotels & Motels — 0.2%		
Lodgian*	4,360	66
Total Hotels & Motels		66
Human Resources — 0.6%		
Hudson Highland Group*	4,020	86
Kenexa*	3,917	148
Total Human Resources		234
Import/Export — 0.1%		
Castle Brands*	9,300	52
Total Import/Export		52
Industrial Audio & Video Products — 0.7%		
Dolby Laboratories, Cl A*	3,920	139
SRS Labs*	12,328	120
Total Industrial Audio & Video Products		259

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Industrial Automation/Robot — 0.2%		
Cognex	3,740	$ 84
Total Industrial Automation/Robot		84
Instruments-Scientific — 0.4%		
PerkinElmer	3,835	100
Varian*	840	46
Total Instruments-Scientific		146
Internet Application Software — 1.9%		
CryptoLogic	2,020	49
DealerTrack Holdings*	14,470	533
Vocus*	3,580	90
Total Internet Application Software		672
Internet Content-Information/Networks — 0.1%		
CNET Networks*	5,350	44
Total Internet Content-Information/Networks		44
Internet Financial Services — 1.2%		
Authorize.Net Holdings*	11,960	214
Online Resources*	18,445	202
Total Internet Financial Services		416
Internet Infrastructure Software — 0.5%		
Opsware*	19,332	184
Total Internet Infrastructure Software		184
Internet Security — 0.1%		
Ipass*	4,860	26
Total Internet Security		26
Investment Companies — 0.4%		
KKR Financial Holdings	5,495	137
Total Investment Companies		137
Investment Management/Advisory Services — 2.6%		
Affiliated Managers Group*	6,164	794
AllianceBernstein Holding L.P.	1,725	150
Total Investment Management/Advisory Services		944
Lasers-Systems/Components — 0.7%		
Electro Scientific Industries*	6,340	132
Rofin-Sinar Technologies*	1,585	109
Total Lasers-Systems/Components		241
Life/Health Insurance — 0.3%		
StanCorp Financial Group	2,215	116
Total Life/Health Insurance		116
Medical Imaging Systems — 0.5%		
IRIS International*	5,336	90
Vital Images*	3,146	85
Total Medical Imaging Systems		175

Description	Shares	Value (000)
Medical Instruments — 3.0%		
Abaxis*	6,350	$ 133
Cambridge Heart*	5,630	24
Conceptus*	19,056	369
Edwards Lifesciences*	2,705	134
Micrus Endovascular*	6,295	155
Natus Medical*	7,990	127
Symmetry Medical*	8,140	130
Total Medical Instruments		1,072
Medical Products — 1.0%		
Orthofix International*	6,825	307
Syneron Medical*	2,500	62
Total Medical Products		369
Medical-Biomedical/Genetic — 1.9%		
Barrier Therapeutics*	3,070	20
Cambrex	3,240	43
Keryx Biopharmaceuticals*	14,817	145
Lifecell*	9,065	277
Martek Biosciences*	4,190	109
Orchid Cellmark*	3,620	17
Qiagen*	3,855	68
Total Medical-Biomedical/Genetic		679
Medical-Drugs — 2.3%		
Angiotech Pharmaceuticals*	23,574	168
Aspreva Pharmaceuticals*	3,870	67
Axcan Pharma*	6,390	123
Indevus Pharmaceuticals*	18,810	127
Medicis Pharmaceutical, Cl A	3,780	115
Santarus*	29,116	151
Valeant Pharmaceuticals International	5,760	96
Total Medical-Drugs		847
Medical-Generic Drugs — 0.3%		
Perrigo	4,739	93
Total Medical-Generic Drugs		93
Medical-Nursing Homes — 0.4%		
Skilled Healthcare Group, Cl A*	8,250	128
Total Medical-Nursing Homes		128
Medical-Outpatient/Home Medical — 0.7%		
Radiation Therapy Services*	9,147	241
Total Medical-Outpatient/Home Medical		241
Metal Processors & Fabricators — 1.3%		
Kaydon	1,610	84
Ladish*	6,531	281
Trimas*	8,530	103
Total Metal Processors & Fabricators		468
Miscellaneous Manufacturing — 0.3%		
Reddy Ice Holdings	3,860	110
Total Miscellaneous Manufacturing		110

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Multimedia — 0.7%		
Belo, Cl A	6,110	$ 126
Entravision Communications, Cl A*	4,007	42
Gemstar-TV Guide International*	15,740	77
Total Multimedia		245
Networking Products — 1.2%		
Atheros Communications*	4,730	146
Foundry Networks*	1,476	24
Starent Networks*	1,605	24
Switch and Data Facilities*	12,148	233
Total Networking Products		427
Non-Hazardous Waste Disposal — 0.2%		
Waste Connections*	2,615	79
Total Non-Hazardous Waste Disposal		79
Office Furnishings-Original — 0.2%		
Steelcase, Cl A	4,850	90
Total Office Furnishings-Original		90
Oil Companies-Exploration & Production — 2.3%		
Arena Resources*	3,200	186
ATP Oil & Gas*	4,756	231
Goodrich Petroleum*	1,995	69
Harvest Natural Resources*	6,680	80
Parallel Petroleum*	7,520	165
Stone Energy*	3,312	113
Total Oil Companies-Exploration & Production		844
Oil Field Machinery & Equipment — 2.0%		
Dresser-Rand Group*	10,653	421
FMC Technologies*	2,145	170
T-3 Energy Services*	4,075	136
Total Oil Field Machinery & Equipment		727
Oil-Field Services — 1.5%		
Key Energy Services*	6,250	116
Oceaneering International*	1,120	59
Tetra Technologies*	3,525	99
W-H Energy Services*	4,075	252
Total Oil-Field Services		526
Paper & Related Products — 1.0%		
Abitibi-Consolidated*	62,150	183
Bowater	4,010	100
Neenah Paper	1,919	79
Total Paper & Related Products		362
Physical Therapy/Rehabilitation Centers — 1.0%		
Psychiatric Solutions*	9,841	357
Total Physical Therapy/Rehabilitation Centers		357

Description	Shares	Value (000)
Power Conversion/Supply Equipment — 0.2%		
Hubbell, Cl B	1,635	$ 89
Total Power Conversion/Supply Equipment		89
Printing-Commercial — 0.3%		
Consolidated Graphics*	1,570	109
Total Printing-Commercial		109
Property/Casualty Insurance — 1.2%		
Arch Capital Group*	2,775	201
CNA Surety*	5,455	103
RLI	2,390	134
Total Property/Casualty Insurance		438
Publishing-Books — 0.5%		
John Wiley & Sons, Cl A	3,405	164
Total Publishing-Books		164
Publishing-Periodicals — 0.3%		
Playboy Enterprises, Cl B*	9,860	112
Total Publishing-Periodicals		112
Radio — 0.4%		
Radio One, Cl D*	13,312	94
XM Satellite Radio Holdings, Cl A*	4,060	48
Total Radio		142
Reinsurance — 1.5%		
Aspen Insurance Holdings	4,846	136
Endurance Specialty Holdings	2,712	109
IPC Holdings	1,580	51
Montpelier Re Holdings	7,170	133
Platinum Underwriters Holdings	3,740	130
Total Reinsurance		559
REITs-Hotels — 0.2%		
Ashford Hospitality Trust	4,773	56
Total REITs-Hotels		56
REITs-Office Property — 0.2%		
American Financial Realty Trust	7,125	74
Total REITs-Office Property		74
Rental Auto/Equipment — 0.5%		
Avis Budget Group*	3,385	96
H&E Equipment Services*	2,790	78
Total Rental Auto/Equipment		174
Resorts/Theme Parks — 0.6%		
Vail Resorts*	3,520	214
Total Resorts/Theme Parks		214

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Retail-Apparel/Shoe — 0.4%		
Footstar	7,820	$ 33
Kenneth Cole Productions, Cl A	3,800	94
Syms*	1,490	29
Total Retail-Apparel/Shoe		156
Retail-Automobile — 0.3%		
Group 1 Automotive	2,540	102
Total Retail-Automobile		102
Retail-Bookstore — 0.2%		
Barnes & Noble	1,535	59
Total Retail-Bookstore		59
Retail-Discount — 0.6%		
Citi Trends*	5,396	205
Total Retail-Discount		205
Retail-Office Supplies — 0.2%		
School Specialty*	1,610	57
Total Retail-Office Supplies		57
Retail-Propane Distribution — 0.6%		
Star Gas Partners L.P.*	51,060	228
Total Retail-Propane Distribution		228
Retail-Restaurants — 0.2%		
BJ's Restaurants*	4,131	82
Total Retail-Restaurants		82
Retail-Sporting Goods — 0.7%		
Hibbet Sports*	4,340	119
Zumiez*	3,429	129
Total Retail-Sporting Goods		248
Retail-Video Rental — 0.1%		
Blockbuster, Cl A*	8,301	36
Total Retail-Video Rental		36
S&L/Thrifts-Eastern US — 0.2%		
Brookline Bancorp	5,930	68
Total S&L/Thrifts-Eastern US		68
Schools — 2.0%		
Capella Education*	7,169	330
Learning Tree International*	9,220	121
Strayer Education	2,212	291
Total Schools		742
Semiconductor Components-Integrated Circuits — 0.0%		
ChipMOS TECHNOLOGIES*	2,370	17
Total Semiconductor Components-Integrated Circuits		17

Description	Shares	Value (000)
Semiconductor Equipment — 1.5%		
Brooks Automation*	3,710	$ 67
Cabot Microelectronics*	1,350	48
MKS Instruments*	2,630	73
Tessera Technologies*	6,883	279
Ultratech*	5,300	71
Total Semiconductor Equipment		538
Specified Purpose Acquisition — 0.1%		
Marathon Acquisition*	4,450	44
Total Specified Purpose Acquisition		44
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	2,590	44
Total Steel Pipe & Tube		44
Telecommunications Equipment — 1.8%		
CommScope*	5,878	343
OpNext*	7,936	105
Plantronics	5,160	135
Tollgrade Communications*	7,020	74
Total Telecommunications Equipment		657
Telecommunications Services — 2.8%		
Cbeyond*	3,987	154
Embarq	770	49
Mastec*	7,880	125
Orbcomm*	16,960	278
RCN*	5,340	100
Time Warner Telecom, Cl A*	15,495	311
Total Telecommunications Services		1,017
Telephone-Integrated — 0.2%		
IDT, Cl B	6,160	64
Total Telephone-Integrated		64
Television — 0.1%		
Sinclair Broadcast Group, Cl A	3,266	46
Total Television		46
Therapeutics — 0.6%		
Theravance*	6,932	222
Total Therapeutics		222
Transactional Software — 1.3%		
Innerworkings*	17,386	278
VeriFone Holdings*	5,468	193
Total Transactional Software		471
Transport-Air Freight — 0.1%		
ABX Air*	6,590	53
Total Transport-Air Freight		53

SCHEDULE OF INVESTMENTS

Old Mutual Strategic Small Company Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Transport-Equipment & Leasing — 0.5%		
GATX	1,004	$ 50
Genesis Lease ADR	3,870	106
Greenbrier	940	28
Total Transport-Equipment & Leasing		184
Transport-Truck — 0.1%		
Landstar System	575	28
Total Transport-Truck		28
Travel Services — 0.4%		
Ambassadors Group	3,820	136
Total Travel Services		136
Veterinary Diagnostics — 0.1%		
Animal Health International*	2,150	31
Total Veterinary Diagnostics		31
Vitamins & Nutrition Products — 0.2%		
Herbalife	1,740	69
Total Vitamins & Nutrition Products		69
Web Hosting/Design — 0.6%		
Equinix*	2,501	229
Total Web Hosting/Design		229
Wire & Cable Products — 0.3%		
General Cable*	1,250	95
Total Wire & Cable Products		95
Wireless Equipment — 0.5%		
Novatel Wireless*	7,308	190
Total Wireless Equipment		190
Wound, Burn & Skin Care — 0.2%		
Obagi Medical Products*	4,618	82
Total Wound, Burn & Skin Care		82
Total Common Stock (Cost $29,168)		34,821
INVESTMENT COMPANY — 1.0%		
Index Fund-Small Cap — 1.0%		
iShares Russell 2000 Growth Index Fund	4,495	386
Total Investment Company (Cost $381)		386

Description	Shares	Value (000)
MONEY MARKET FUND — 1.1%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	388,819	$ 389
Total Money Market Fund (Cost $389)		389
Total Investments — 98.1% (Cost $29,938) †		35,596
Other Assets and Liabilities, Net — 1.9%		676
Net Assets — 100.0 %		$ 36,272

* Non-income producing security.

(A) — The rate reported is the 7-day effective yield as of June 30, 2007.

ADR — American Depositary Receipt
CI — Class
L.P. — Limited Partnership
REITs — Real Estate Investment Trusts
Ser — Series
S&L — Savings and Loan

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $29,938 (000), and the unrealized appreciation and depreciation were $6,375 (000) and $(717) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual - TS&W Mid-Cap Value Fund
June 30, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 92.2%		
Aerospace/Defense-Equipment — 1.6%		
Alliant Techsystems*	400	$ 39,660
Total Aerospace/Defense-Equipment		39,660
Agricultural Chemicals — 1.0%		
Agrium	600	26,250
Total Agricultural Chemicals		26,250
Airlines — 1.0%		
AMR*	1,000	26,350
Total Airlines		26,350
Brewery — 1.5%		
Molson Coors Brewing, Cl B	400	36,984
Total Brewery		36,984
Building Products-Light Fixtures — 0.9%		
Genlyte Group*	300	23,562
Total Building Products-Light Fixtures		23,562
Chemicals-Specialty — 1.5%		
Lubrizol	600	38,730
Total Chemicals-Specialty		38,730
Coal — 0.9%		
Consol Energy	500	23,055
Total Coal		23,055
Commercial Banks-Southern US — 1.5%		
Colonial BancGroup	1,500	37,455
Total Commercial Banks-Southern US		37,455
Containers-Metal/Glass — 1.8%		
Owens-Illinois*	1,300	45,500
Total Containers-Metal/Glass		45,500
Containers-Paper/Plastic — 1.3%		
Sealed Air	1,100	34,122
Total Containers-Paper/Plastic		34,122
Electric-Integrated — 6.5%		
Alliant Energy	800	31,080
Centerpoint Energy	2,200	38,280
DTE Energy	900	43,398
PPL	1,100	51,469
Total Electric-Integrated		164,227
Electronic Components-Semiconductors — 0.7%		
MEMC Electronic Materials*	300	18,336
Total Electronic Components-Semiconductors		18,336
Electronic Measuring Instruments — 1.5%		
Agilent Technologies*	1,000	38,440
Total Electronic Measuring Instruments		38,440

Description	Shares	Value
Electronic Parts Distribution — 1.1%		
Arrow Electronics*	700	$ 26,901
Total Electronic Parts Distribution		26,901
Energy-Alternate Sources — 1.2%		
Covanta Holding*	1,200	29,580
Total Energy-Alternate Sources		29,580
Enterprise Software/Services — 2.8%		
BMC Software*	1,200	36,360
Sybase*	1,500	35,835
Total Enterprise Software/Services		72,195
Fiduciary Banks — 1.8%		
Northern Trust	700	44,968
Total Fiduciary Banks		44,968
Filtration/Separation Products — 1.4%		
Pall	800	36,792
Total Filtration/Separation Products		36,792
Food-Dairy Products — 1.4%		
Dean Foods	1,100	35,057
Total Food-Dairy Products		35,057
Food-Miscellaneous/Diversified — 1.9%		
Sara Lee	2,800	48,720
Total Food-Miscellaneous/Diversified		48,720
Hospital Beds/Equipment — 1.2%		
Kinetic Concepts*	600	31,182
Total Hospital Beds/Equipment		31,182
Human Resources — 3.0%		
Hewitt Associates, Cl A*	1,200	38,400
Manpower	400	36,896
Total Human Resources		75,296
Instruments-Scientific — 1.7%		
PerkinElmer	1,700	44,302
Total Instruments-Scientific		44,302
Life/Health Insurance — 1.4%		
Cigna	700	36,554
Total Life/Health Insurance		36,554
Machine Tools & Related Products — 2.3%		
Kennametal	700	57,421
Total Machine Tools & Related Products		57,421
Machinery-Construction & Mining — 1.0%		
Terex*	300	24,390
Total Machinery-Construction & Mining		24,390
Medical Labs & Testing Services — 1.2%		
Laboratory Corp of America Holdings*	400	31,304
Total Medical Labs & Testing Services		31,304

SCHEDULE OF INVESTMENTS

Old Mutual - TS&W Mid-Cap Value Fund
June 30, 2007 (Unaudited)

Description	Shares	Value
Medical-Hospitals — 1.5%		
Universal Health Services, Cl B	600	$ 36,900
Total Medical-Hospitals		36,900
Medical-Wholesale Drug Distributors — 1.4%		
AmerisourceBergen	700	34,629
Total Medical-Wholesale Drug Distributors		34,629
Metal Processors & Fabricators — 1.3%		
Commercial Metals	1,000	33,770
Total Metal Processors & Fabricators		33,770
Multi-Line Insurance — 1.7%		
Cincinnati Financial	1,000	43,400
Total Multi-Line Insurance		43,400
Non-Hazardous Waste Disposal — 1.4%		
Allied Waste Industries*	2,700	36,342
Total Non-Hazardous Waste Disposal		36,342
Office Supplies & Forms — 1.6%		
Avery Dennison	600	39,888
Total Office Supplies & Forms		39,888
Oil Companies-Exploration & Production — 1.3%		
Newfield Exploration*	700	31,885
Total Oil Companies-Exploration & Production		31,885
Oil Companies-Integrated — 1.2%		
Hess	500	29,480
Total Oil Companies-Integrated		29,480
Oil Refining & Marketing — 1.3%		
Tesoro	600	34,290
Total Oil Refining & Marketing		34,290
Oil-Field Services — 1.1%		
Helix Energy Solutions*	700	27,937
Total Oil-Field Services		27,937
Paper & Related Products — 1.0%		
Domtar*	2,300	25,668
Total Paper & Related Products		25,668
Physical Practice Management — 1.3%		
Pediatrix Medical Group*	600	33,090
Total Physical Practice Management		33,090
Pipelines — 1.7%		
Questar	800	42,280
Total Pipelines		42,280
Printing-Commercial — 1.7%		
RR Donnelley & Sons	1,000	43,510
Total Printing-Commercial		43,510

Description	Shares	Value
Property/Casualty Insurance — 5.4%		
Arch Capital Group*	800	$ 58,032
Safeco	700	43,582
WR Berkley	1,100	35,794
Total Property/Casualty Insurance		137,408
Real Estate Management/Services — 0.9%		
CB Richard Ellis Group, Cl A*	600	21,900
Total Real Estate Management/Services		21,900
Reinsurance — 3.6%		
PartnerRe	700	54,250
RenaissanceRe Holdings	600	37,194
Total Reinsurance		91,444
REITS-Diversified — 1.5%		
Plum Creek Timber	900	37,494
Total REITS-Diversified		37,494
REITS-Office Property — 0.8%		
Boston Properties	200	20,426
Total REITS-Office Property		20,426
Retail-Apparel/Shoe — 1.4%		
Men's Wearhouse	700	35,749
Total Retail-Apparel/Shoe		35,749
Retail-Drug Store — 1.4%		
Rite Aid*	5,700	36,366
Total Retail-Drug Store		36,366
Retail-Regional Department Store — 1.4%		
Dillard's, Cl A	1,000	35,930
Total Retail-Regional Department Store		35,930
S&L/Thrifts-Western US — 1.8%		
Washington Federal	1,850	44,974
Total S&L/Thrifts-Western US		44,974
Steel-Producers — 0.9%		
Nucor	400	23,460
Total Steel-Producers		23,460
Telecommunications Services — 2.7%		
Amdocs*	800	31,856
Embarq	600	38,022
Total Telecommunications Services		69,878
Textile-Home Furnishings — 1.6%		
Mohawk Industries*	400	40,316
Total Textile-Home Furnishings		40,316
Transport-Marine — 1.6%		
Overseas Shipholding Group	500	40,700
Total Transport-Marine		40,700
Transport-Rail — 2.6%		
Canadian Pacific Railway	500	34,410

SCHEDULE OF INVESTMENTS

Old Mutual - TS&W Mid-Cap Value Fund
June 30, 2007 (Unaudited)

Description	Shares	Value
Transport-Rail — continued		
CSX	700	$ 31,556
Total Transport-Rail		65,966
Total Common Stock (Cost $2,396,125)		2,342,413
MONEY MARKET FUND — 7.4%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (A)	188,752	188,752
Total Money Market Fund (Cost $188,752)		188,752
Total Investments — 99.6% (Cost $2,584,877)		2,531,165
Other Assets and Liabilities, Net — 0.4%		11,185
Total Net Assets — 100.0%		$ 2,542,350

* Non-income producing security.

(A) The rate reported is the 7-day effective yield as of June 30, 2007.
Cl — Class
REITs — Real Estate Investment Trust
S&L — Savings & Loan

† At June 30, 2007, the tax basis cost of the Fund's investments was $2,584,877 and the unrealized appreciation and depreciation were $19,959 and $(73,671), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual TS&W Small Cap Value Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 97.1%		
Advanced Materials/Products — 0.9%		
Ceradyne*	8,600	$ 636
Total Advanced Materials/Products		636
Aerospace/Defense-Equipment — 1.2%		
Curtiss-Wright	17,200	802
Total Aerospace/Defense-Equipment		802
Auction House/Art Dealer — 1.3%		
Sotheby's	19,200	884
Total Auction House/Art Dealer		884
Building Products-Cement/Aggregate — 1.4%		
Texas Industries	12,400	972
Total Building Products-Cement/Aggregate		972
Building-Heavy Construction — 2.9%		
Chicago Bridge & Iron	35,300	1,332
Granite Construction	10,500	674
Total Building-Heavy Construction		2,006
Chemicals-Specialty — 1.9%		
Terra Industries*	51,750	1,315
Total Chemicals-Specialty		1,315
Commercial Banks-Central US — 1.5%		
Sterling Bancshares	42,750	484
Wintrust Financial	11,550	506
Total Commercial Banks-Central US		990
Commercial Banks-Western US — 3.0%		
CVB Financial	36,851	410
Hanmi Financial	28,000	478
Sterling Financial	17,300	500
UCBH Holdings	34,700	634
Total Commercial Banks-Western US		2,022
Computer Aided Design — 1.0%		
Ansys*	25,000	662
Total Computer Aided Design		662
Computer Services — 1.2%		
Perot Systems, Cl A*	49,950	851
Total Computer Services		851
Computers-Integrated Systems — 2.7%		
Micros Systems*	18,000	979
MTS Systems	19,200	858
Total Computers-Integrated Systems		1,837
Computers-Peripheral Equipment — 1.4%		
Electronics for Imaging*	33,600	948
Total Computers-Peripheral Equipment		948

Description	Shares	Value (000)
Decision Support Software — 0.9%		
SPSS*	14,300	$ 631
Total Decision Support Software		631
Diversified Manufacturing Operations — 1.0%		
AO Smith	16,850	672
Total Diversified Manufacturing Operations		672
Electric Products-Miscellaneous — 1.0%		
Lamson & Sessions*	25,500	678
Total Electric Products-Miscellaneous		678
Electric-Integrated — 2.7%		
El Paso Electric*	51,800	1,272
Westar Energy	24,500	595
Total Electric-Integrated		1,867
Electronic Security Devices — 1.0%		
American Science & Engineering*	12,500	711
Total Electronic Security Devices		711
Energy-Alternate Sources — 0.3%		
Headwaters*	13,600	235
Total Energy-Alternate Sources		235
Enterprise Software/Services — 0.9%		
Sybase*	26,700	638
Total Enterprise Software/Services		638
Entertainment Software — 1.0%		
THQ*	22,600	690
Total Entertainment Software		690
Finance-Consumer Loans — 1.9%		
Asta Funding	19,000	730
World Acceptance*	14,000	598
Total Finance-Consumer Loans		1,328
Food-Retail — 1.4%		
Great Atlantic & Pacific Tea*	29,100	976
Total Food-Retail		976
Gambling (Non-Hotel) — 1.3%		
Isle of Capri Casinos*	36,750	880
Total Gambling (Non-Hotel)		880
Gold Mining — 1.0%		
Royal Gold	29,100	692
Total Gold Mining		692
Industrial Gases — 1.9%		
Airgas	26,600	1,274
Total Industrial Gases		1,274

SCHEDULE OF INVESTMENTS

Old Mutual TS&W Small Cap Value Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Insurance Brokers — 1.2%		
Hilb Rogal & Hobbs	18,900	$ 810
Total Insurance Brokers		810
Machinery-Construction & Mining — 1.4%		
Bucyrus International, Cl A	13,900	984
Total Machinery-Construction & Mining		984
Machinery-Farm — 1.6%		
AGCO*	24,500	1,064
Total Machinery-Farm		1,064
Medical-Generic Drugs — 1.5%		
Alpharma, Cl A	38,200	994
Total Medical-Generic Drugs		994
Medical-Outpatient/Home Medical — 1.3%		
Amedisys*	24,266	882
Total Medical-Outpatient/Home Medical		882
Metal Processors & Fabricators — 1.3%		
Haynes International*	10,700	903
Total Metal Processors & Fabricators		903
Motion Pictures & Services — 1.1%		
Lions Gate Entertainment*	65,600	724
Total Motion Pictures & Services		724
Oil Companies-Exploration & Production — 4.1%		
Berry Petroleum, Cl A	21,700	818
GMX Resources*	14,300	495
Penn Virginia	17,400	699
Unit*	12,500	786
Total Oil Companies-Exploration & Production		2,798
Oil Field Machinery & Equipment — 1.2%		
Gulf Island Fabrication	24,200	840
Total Oil Field Machinery & Equipment		840
Property/Casualty Insurance — 4.1%		
FPIC Insurance Group*	15,300	624
Philadelphia Consolidated Holding*	30,800	1,287
Selective Insurance Group	34,300	922
Total Property/Casualty Insurance		2,833
Reinsurance — 2.7%		
IPC Holdings	27,300	881
Max Capital Group	34,400	974
Total Reinsurance		1,855
REITs-Diversified — 0.9%		
PS Business Parks	10,100	640
Total REITs-Diversified		640

Description	Shares	Value (000)
REITs-Health Care — 1.0%		
Omega Healthcare Investors	41,500	$ 657
Total REITs-Health Care		657
REITs-Hotels — 1.4%		
LaSalle Hotel Properties	21,700	942
Total REITs-Hotels		942
REITs-Office Property — 2.0%		
Corporate Office Properties Trust	15,300	627
Parkway Properties	15,300	735
Total REITs-Office Property		1,362
Rental Auto/Equipment — 2.8%		
Aaron Rents	38,925	1,137
Dollar Thrifty Automotive Group*	18,200	743
Total Rental Auto/Equipment		1,880
Research & Development — 1.4%		
Kendle International*	26,600	978
Total Research & Development		978
Respiratory Products — 1.2%		
Respironics*	19,000	809
Total Respiratory Products		809
Retail-Apparel/Shoe — 3.4%		
Charming Shoppes*	76,600	829
Childrens Place Retail Stores*	9,700	501
JOS A Bank Clothiers*	24,225	1,005
Total Retail-Apparel/Shoe		2,335
Retail-Convenience Store — 1.3%		
Casey's General Stores	31,950	871
Total Retail-Convenience Store		871
Retail-Discount — 1.0%		
Fred's	51,200	685
Total Retail-Discount		685
Retail-Drug Store — 1.1%		
Longs Drug Stores	13,700	719
Total Retail-Drug Store		719
Retail-Pawn Shops — 1.6%		
Cash America International	15,400	611
Ezcorp, Cl A*	37,800	500
Total Retail-Pawn Shops		1,111
Retail-Petroleum Products — 1.3%		
World Fuel Services	21,700	913
Total Retail-Petroleum Products		913

SCHEDULE OF INVESTMENTS

Old Mutual TS&W Small Cap Value Fund
June 30, 2007 (Unaudited)

Description	Shares	Value (000)
Retail-Restaurants — 2.8%		
CEC Entertainment*	24,700	$ 869
Jack in the Box*	14,600	1,036
Total Retail-Restaurants		1,905
S&L/Thrifts-Eastern US — 0.4%		
WSFS Financial	4,300	281
Total S&L/Thrifts-Eastern US		281
S&L/Thrifts-Southern US — 0.9%		
BankUnited Financial, Cl A	29,400	590
Total S&L/Thrifts-Southern US		590
Steel-Producers — 1.4%		
Schnitzer Steel Industries, Cl A	20,600	988
Total Steel-Producers		988
Telecommunications Equipment — 3.5%		
CommScope*	21,000	1,226
Comtech Telecommunications*	25,750	1,195
Total Telecommunications Equipment		2,421
Toys — 1.0%		
Marvel Entertainment*	27,600	703
Total Toys		703
Transactional Software — 1.4%		
Transaction Systems Architects*	28,900	973
Total Transactional Software		973
Transport-Equipment & Leasing — 2.0%		
GATX	28,000	1,379
Total Transport-Equipment & Leasing		1,379
Transport-Marine — 1.2%		
Kirby*	21,700	833
Total Transport-Marine		833
Transport-Services — 1.6%		
Bristow Group*	21,700	1,075
Total Transport-Services		1,075
Transport-Truck — 1.0%		
Celadon Group*	41,325	657
Total Transport-Truck		657
Veterinary Diagnostics — 1.3%		
VCA Antech*	23,900	901
Total Veterinary Diagnostics		901
Total Common Stock		
(Cost $44,885)		66,492

Description	Shares	Value (000)
INVESTMENT COMPANY — 1.1%		
Index Fund-Small Cap — 1.1%		
iShares Russell 2000 Value Index Fund	8,900	$ 733
Total Investment Company (Cost $604)		733
Total Investments — 98.2% (Cost $45,489) †		67,225
Other Assets and Liabilities, Net — 1.8%		1,225
Total Net Assets — 100.0%		$ 68,450

* Non-income producing security.

Cl — Class
REITs — Real Estate Investment Trusts
S&L — Savings and Loan

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $45,516 (000), and the unrealized appreciation and depreciation were $22,759 (000) and $(1,050) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Cash Reserves Fund
June 30, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
COMMERCIAL PAPER (B) —60.1%		
American Honda		
5.280%, 08/13/07	$ 1,000	$ 994
Apreco		
5.302%, 07/10/07	700	699
Astrazeneca		
5.287%, 07/16/07	700	698
Bank of America		
5.289%, 07/18/07	350	349
Bank of Ireland		
5.310%, 10/12/07	300	296
Cafco		
5.304%, 08/08/07	600	597
Cargill Global		
5.296%, 07/25/07	1,000	997
Ciesco		
5.311%, 08/07/07	600	597
Clipper Receivable		
5.288%, 07/12/07	600	599
DnB NOR Asa		
5.319%, 07/10/07	500	499
Eureka		
5.303%, 08/01/07	600	597
Falcon Asset Securitization		
5.282%, 07/10/07	700	699
Florida Power		
5.361%, 07/12/07	1,000	998
Fortis Banque Lux		
5.305%, 11/09/07	425	417
Galaxy Funding		
5.315%, 09/10/07	600	594
General Electric Capital		
5.289%, 08/28/07	1,000	992
Greyhawk Funding		
5.350%, 09/24/07	600	593
Jupiter Securities		
5.311%, 08/20/07	411	408
Merrill Lynch		
5.273%, 07/20/07	700	698
New York Life		
5.286%, 07/09/07	1,000	999
Old Line Funding		
5.285%, 07/09/07	616	615
Procter & Gamble		
5.305%, 09/12/07	1,000	989
Prudential Funding		
5.270%, 07/19/07	1,000	997
Ranger Funding		
5.292%, 07/23/07	600	598
Sheffield Receivables		
5.369%, 07/10/07	600	599
Societe Generale		
5.310%, 11/09/07	500	491
Southern Company		
5.306%, 07/24/07	1,000	997
Sysco		
5.282%, 07/30/07	1,000	996
Variable Funding		
5.290%, 07/20/07	600	598
Yorktown Captial		
5.305%, 07/03/07	600	599
Total Commercial Paper		
(Cost $20,799)		20,799

Description	Face Amount (000)	Value (000)
CERTIFICATES OF DEPOSIT — 17.4%		
Bank of Ireland		
5.305%, 11/09/07	$ 500	$ 500
BNP Paribas		
5.310%, 10/10/07	600	600
Calyon New York (A)		
5.370%, 02/19/08	500	500
Citibank		
5.300%, 08/08/07	825	825
CS First Boston		
5.370%, 06/04/08	300	300
5.320%, 05/27/08	500	500
Deutsche Bank		
5.350%, 08/06/07	500	500
5.310%, 10/10/07	300	300
Fortis Bank		
5.690%, 07/23/07	350	350
Harris Bankcorp		
5.310%, 09/05/07	500	500
HBOS Treasury Services		
5.310%, 10/16/07	300	300
5.280%, 09/28/07	500	500
Societe Generale		
5.670%, 07/23/07	350	350
Total Certificates of Deposit		
(Cost $6,025)		6,025
CORPORATE BONDS — 11.3%		
American Express Centurian (A)		
5.320%, 10/18/07	500	500
5.320%, 01/18/08	250	250
Bank of America (A)		
5.315%, 02/22/08	350	350
FHLB		
5.300%, 02/21/08	750	749
Goldman Sachs (A)		
5.445%, 09/14/07	500	501
Lehman Brothers (A)		
5.385%, 07/19/07	400	400
Morgan Stanley (A)		
5.480%, 07/27/07	500	500
National City (A)		
5.300%, 03/13/08	325	325
Wachovia (A)		
5.435%, 07/20/07	350	350
Total Corporate Bonds		
(Cost $3,925)		3,925
BANK NOTE — 2.9%		
Wells Fargo		
5.280%, 08/06/07	1,000	1,000
Total Bank Note		
(Cost $1,000)		1,000

SCHEDULE OF INVESTMENTS

Old Mutual Cash Reserves Fund
June 30, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
MORTGAGE RELATED — 2.2%		
Holmes Finance, 144A (A)		
5.290%, 07/16/07	$ 230	$ 230
Permanent Master Issuer (A)		
5.300%, 10/17/07	345	345
5.300%, 01/15/08	185	185
Total Mortgage Related		
(Cost $760)		760
REPURCHASE AGREEMENT — 6.1%		
Deutsche Bank (C)		
5.36%, dated 06/29/07, to be repurchased on 07/02/07, repurchase price $2,100,938 (collateralized by various U.S. Government obligations, ranging in par value from $1,012,670 - $1,747,056, 5.00% - 5.50%, 04/01/21 - 03/01/35, total market value $2,142,000)	2,100	2,100
Total Repurchase Agreement		
(Cost $2,100)		2,100
Total Investments — 100.0%		
(Cost $34,609) †		34,609
Other Assets and Liabilities, Net — 0.0%		13
Net Assets — 100.0%		$ 34,622

144A — Security exempt from registration under Rule 144a of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2007, the value of these securities amounted to $230 (000) representing 0.07% of the net assets of the Fund.

(A) — Floating rate security. The rate reported represents the security's rate as of June 30, 2007.

(B) — Discount Note. The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

(C) — Tri-party repurchase agreement

FHLB — Federal Home Loan Bank

Cost figures are shown with "000's" omitted.

† For Federal tax purposes, the Fund's aggregate tax cost is equal to book cost.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Intermediate Fixed Income Fund

June 30, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
U.S. GOVERNMENT AGENCY OBLIGATIONS — 35.9%		
FHLMC TBA		
5.500%, 07/01/37	$ 905	$ 873
FNMA (A)		
5.990%, 10/01/36	71	71
FNMA TBA		
6.500%, 07/01/37	390	394
5.500%, 07/01/22	170	167
5.500%, 07/01/37	240	231
5.000%, 07/01/22	400	386
5.000%, 07/15/37	895	839
Total U.S. Government Agency Obligations (Cost $2,964)		2,961
MORTGAGE RELATED — 30.8%		
Banc of America Commercial Mortgage CMBS, Ser 2000-1, Cl A1A		
7.109%, 11/15/31	16	16
Banc of America Commercial Mortgage Securities CMBS, Ser 2001-PB1, Cl A2		
5.787%, 05/11/35	48	48
Bear Stearns Commercial Mortgage Securities CMBS, Ser 1999-WF2, Cl A2		
7.080%, 07/15/31	75	76
Bear Stearns Commercial Mortgage Securities CMBS, Ser 2004-PWR5, Cl A1		
3.762%, 07/11/42	39	39
Bear Stearns Commercial Mortgage Securities CMBS, Ser 2007-PW16, Cl A4 (A)		
5.713%, 06/13/40	125	124
Citigroup Mortgage Loan Trust, Ser 2006-WF2, Cl A2C		
5.850%, 05/25/36	70	70
Commercial and Mortgage Loan CMBS, Ser 1999-1, Cl A2		
6.455%, 05/15/32	61	61
Commercial and Mortgage Loan CMBS, Ser 2004-LB4A, Cl A1		
3.566%, 10/15/37	9	9
Countrywide Home Loans CMO, Ser 2004-HYB6, Cl A2 (A)		
4.570%, 11/20/34	73	72
Crusade Global Trust CMO, Ser 2003-2, Cl A (A)		
5.550%, 09/18/34	69	69
DLJ Commerical Mortgage CMBS, Ser 2000-CF1, Cl A4		
8.020%, 06/10/33	50	53
Fannie Mae Agency CMO, Ser 2006-5, Cl 2A2 (A)		
5.460%, 02/25/35	95	96
FHLMC Multifamily Structured Pass CMBS, Ser K001, Cl A3		
6.333%, 01/25/12	61	61
First Union National Bank Commercial Mortgage CMBS, Ser 2000-C2, Cl A1		
6.940%, 10/15/32	5	5

Description	Face Amount (000)	Value (000)
MORTGAGE RELATED — CONTINUED		
GE Capital Commercial Mortgage CMBS, Ser 2004-C3, Cl A1		
3.752%, 07/10/39	$ 43	$ 42
GE Mortgage Securities CMBS, Ser 1998-C1, Cl B		
6.970%, 10/18/30	75	76
JPMorgan Chase Commercial Mortgage CMBS, Ser 2001-CIB2, Cl D (A)		
6.847%, 04/15/35	150	156
JPMorgan Chase Commercial Mortgage CMBS, Ser 2004-CB9, Cl A1 (A)		
3.475%, 06/12/41	51	50
JPMorgan Chase Commercial Mortgage CMBS, Ser 2005-CB13, Cl A1		
3.635%, 01/12/43	30	29
JPMorgan Commercial Mortgage Finance CMBS, Ser 1998-C6, Cl B		
6.735%, 01/15/30	50	50
Lehman Brothers Commercial Mortgage Trust CMBS, Ser 1999-C1, Cl A2		
6.780%, 06/15/31	74	75
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2001-C2, Cl A2		
6.653%, 11/15/27	80	83
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2002-C7, Cl A2		
3.899%, 12/15/26	140	139
Luminent Mortgage Trust CMO, Ser 2006-6, Cl A1 (A)		
5.520%, 10/25/46	79	79
Merrill Lynch/Countrywide Commercial Mortgage CMBS, Ser 2006-4, Cl A1 (A)		
3.642%, 12/12/49	74	71
MLCC Mortgage Investors CMO, Ser 2005-A, Cl A1 (A)		
5.550%, 03/25/30	30	30
Morgan Stanley Capital CMBS, Ser 1998-HF1, Cl C		
6.750%, 03/15/30	125	125
Morgan Stanley Capital CMBS, Ser 2005-HQ7, Cl A1		
3.864%, 11/14/42	33	32
Morgan Stanley Dean Witter Capital CMBS, Ser 2002-HQ, Cl A3		
6.510%, 04/15/34	60	62
Mortgage Capital Funding CMBS, Ser 1998-MC1, Cl C		
6.947%, 03/18/30	100	100
Nationslink Funding Corporation CMBS, Ser 1999-1, Cl A2		
6.316%, 01/20/31	16	17
Permanent Financing CMO, Ser 6, Cl 2A (A)		
5.450%, 12/10/11	59	58

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Intermediate Fixed Income Fund
June 30, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
MORTGAGE RELATED — CONTINUED		
PNC Mortgage Acceptance CMBS, Ser 2001-C1, Cl A2 6.360%, 03/12/34	$ 125	$ 128
Terwin Mortage Trust, Ser 2005-14HE, Cl AF2 4.849%, 08/25/36	170	168
Wachovia Bank Commercial Mortgage Trust CMBS, Ser 2005-C20, Cl AMFX 5.179%, 07/15/42	80	78
Washington Mutual CMO, Ser 2005-AR2, Cl 2A22 (A) 5.540%, 01/25/45	10	10
Washington Mutual CMO, Ser 2006-AR10 Cl 1A1 (A) 5.950%, 09/25/36	87	87
Total Mortgage Related (Cost $2,573)		2,544
ASSET-BACKED SECURITIES — 18.7%		
Auto & Transportation — 0.7%		
Harley-Davidson Motorcycle Trust, Ser 2003-1, Cl A2 2.630%, 11/15/10	23	22
Harley-Davidson Motorcycle Trust, Ser 2003-3, Cl B 2.280%, 05/15/11	13	13
WFS Financial Owner Trust ABA, Ser 2005-2, Cl A3 4.170%, 12/17/09	22	22
		57
Equipment — 0.9%		
Aircraft Certificate Owner Trust , Private Placement 144A, Ser 2003-1A, Cl D 6.455%, 09/20/22	66	66
GE Corporate Aircraft Financing, 144A, Ser 2004-1A, Cl A2 (A) 5.490%, 09/25/13	4	4
		70
Home Equity Loans — 13.6%		
CIT Group Home Equity Loan Trust, Ser 2002-1, Cl AF5 6.710%, 02/25/33	7	7
Countrywide Asset-Backed Certificates, Ser 2003-2, Cl M2 (A) 6.970%, 03/26/33	23	23
Countrywide Asset Backed Certificates, Ser 2003-5, Cl MF2 5.959%, 11/25/33	78	77
Countrywide Asset-Backed Certificates, Ser 2005-7, Cl AF6 4.693%, 11/25/35	38	36
Equivantage Home Equity Loan Trust, Ser 1996-3, Cl A3 7.700%, 09/25/27	12	11

Description	Face Amount (000)	Value (000)
Home Equity Loans — continued		
Fannie Mae Whole Loan, Ser 2002-WII, Cl AF5 4.978%, 11/25/32	$ 21	$ 21
GE-WMC, Ser 2005-1, Cl A2A (A) 5.440%, 10/25/35	20	20
Household Home Equity Loan Trust, Ser 2006-2, Cl A1 (A) 5.470%, 03/20/36	114	113
Indymac Home Equity Loan, Ser 2001-A, Cl AF6 6.537%, 11/25/30	5	5
IXIS, Ser 2006-HE2, Cl A1 (A) 5.380%, 08/25/36	22	22
JP Morgan Mortgage Acquisition Ser 2006-FRE2, Cl A3 (A) 5.500%, 02/25/36	152	152
JP Morgan Mortgage Acquisition, Ser 2006-CW1, Cl A2 (A) 5.360%, 05/25/36	37	37
Long Beach Mortgage Loan Trust, Ser 2006-WL3, Cl 2A2 (A) 5.470%, 01/25/36	155	155
People's Financial Realty, Ser 2006-1, Cl 1A1 (A) 5.390%, 09/25/36	92	92
RAAC, Ser 2006-SP2, Cl A1 (A) 5.390%, 02/25/36	36	36
Renaissance Home Equity Trust, Ser 2007-1, Cl AF2 5.512%, 04/25/37	65	65
Residential Asset Securities, Ser 2001-KS2, Cl AI5 7.014%, 06/25/31	33	33
Residential Asset Securities, Ser 3002-KS3, Cl AI6 5.960%, 09/25/31	32	31
Securitized Asset Backed Receivables, Ser 2006-WC1, Cl A1 (A) 5.380%, 03/25/36	19	19
Soundview Home Equity Loan Trust, Ser 2006-OPT3, Cl 2A2 (A) 5.430%, 06/25/36	75	75
Structured Asset Investment Loan, Ser 2003-BC3, Cl M2 (A) 8.245%, 04/25/33	4	4
Wells Fargo Home Equity Trust, Ser 2004-2, Cl AI3 3.970%, 05/25/34	94	91
		1,125
Infrastructure — 0.9%		
PP&L Transition Bond Company LLC, Ser 1999-1, Cl A8 7.150%, 06/25/09	25	25
TXU, Ser 2004-1, Cl A2 4.810%, 11/17/14	50	49
		74

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Intermediate Fixed Income Fund
June 30, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
Other — 2.6%		
Oil And Gas Royalty Trust, 144A, Ser 2005-1A, Cl A		
5.090%, 07/28/12	$ 108	$ 107
Peco Energy Transition Trust, Ser 2001-A, Cl A1		
6.520%, 12/31/10	105	108
		215
Total Asset-Backed Securities		
(Cost $1,549)		1,541
CORPORATE BONDS — 16.4%		
America West Airlines, Ser 2001-1		
7.100%, 04/02/21	79	83
American Airlines		
7.250%, 02/05/09	150	150
Banco Mercantil Del Nort, 144A (A)		
6.135%, 10/13/16	60	60
Berkley		
5.600%, 05/15/15	50	48
Brasil Telecom		
9.375%, 02/18/14	80	88
CBG Florida REIT Corp., 144A (A)		
7.114%, 02/15/49	60	59
Chesapeake Energy		
6.500%, 08/15/17	58	55
Embarq		
7.082%, 06/01/16	60	60
France Telecom		
7.750%, 03/01/11	50	54
Istar Financial		
5.650%, 09/15/11	75	74
Landry's Restaurants, Ser B		
7.500%, 12/15/14	25	24
Nextel Communications, Ser D		
7.375%, 08/01/15	60	60
Norbord Delaware, 144A		
6.700%, 02/15/17	85	81
Northern Rock, 144A (A)		
6.594%, 06/25/17	100	101
Standard Chartered, 144A (A)		
6.409%, 01/30/49	100	95
Tengizchevroil Fin, 144A		
6.124%, 11/15/14	50	49
Time Warner Cable, 144A		
5.400%, 07/02/12	60	59
TuranAlem Finance, 144A		
8.500%, 02/10/15	24	23
Valassis Communications 144A		
8.250%, 03/01/15	20	20
Vale Overseas		
6.250%, 01/23/17	55	55
Xstrata Finance Canada, 144A		
5.500%, 11/16/11	55	54
Total Corporate Bonds		
(Cost $1,354)		1,352

Description	Face Amount (000)/Shares	Value (000)
U.S. TREASURY OBLIGATIONS — 8.4%		
U.S. Treasury Bill (B) (C)		
4.625%, 09/13/07	$ 10	$ 10
U.S. Treasury Bonds		
4.500%, 05/15/17	406	389
4.500%, 02/15/36	135	122
U.S. Treasury Note		
4.625%, 11/15/16	174	169
Total U.S. Treasury Obligations		
(Cost $696)		690
MONEY MARKET FUND — 23.5%		
Evergreen Institutional Money Market Fund, 5.21% (D)	1,942,614	1,943
Total Money Market Fund		
(Cost $1,943)		1,943
Total Investments — 133.7%		
(Cost $11,079) †		11,031
Other Assets and Liabilities, Net — (33.7%)		(2,779)
Total Net Assets — 100.0%		$ 8,252

144A — Security exempt from registration under Rule 144a of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2007, the value of these securities amounted to $778 (000), representing 9.4% of the net assets of the Fund.

(A) — Floating rate security. The rate reported reperesents the security's rate as of June 30, 2007.

(B) — All or a portion of this security has been pledged as collateral for open futures contracts.

(C) — The rate reported on the Schedule of Investments represents the security's effective yield at the time of purchase.

(D) — The rate reported is the 7-day effective yield as of June 30, 2007.

ABA — American Banking Association
Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation
FHLMC — Federal Home Loan Mortgage Corporation
FNMA — Federal National Mortgage Association
REIT — Real Estate Investment Trust
Ser — Series
TBA — Securities traded under delayed delivery commitments settling after June 30, 2007. Income on these securities will not be earned until settle date.

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $11,079 (000), and the unrealized appreciation and depreciation were $47 (000) and $(95) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Intermediate Fixed Income Fund
June 30, 2007 (Unaudited)

The Fund had the following futures contracts open as of June 30, 2007:

Contract Description	Number of Contracts	Contract Value (000)	Expiration	Unrealized Appreciation/ (Depreciation) (000)
5 Year U.S. Treasury Note — Long	24	2,498	September 2007	$ (14)
2 Year U.S. Treasury Note — Short	(4)	(815)	September 2007	—
10 Year U.S. Treasury Note — Short	(14)	(1,480)	September 2007	11
U.S. Long Bond — Short	(1)	(108)	September 2007	(2)
			Total:	$ (5)

Amounts designated as "-" are either $0 or have been rounded to $0.

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Short Term Fixed Income Fund

June 30, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
MORTGAGE RELATED — 47.4%		
Bear Stearns Commercial Mortgage CMBS, Ser 2001-TOP4, Cl A1 5.060%, 11/15/16	$ 2,198	$ 2,183
Bear Stearns Commercial Mortgage CMBS, Ser 2004-PWR3, Cl A1 3.236%, 02/11/41	2,089	2,044
Commercial Mortgage Acceptance CMBS, Ser 1998-C1, Cl C 6.760%, 07/15/31	3,200	3,227
Commercial Mortgage Pass-Through CMBS, Ser 2004-LB2A, Cl A1 2.964%, 03/10/39	527	517
Countrywide Alternative Loan Trust CMO, Ser 2006-J4, Cl 1A3 6.250%, 07/25/36	4,539	4,564
Countrywide Home Loans CMO, Ser 2004-13, Cl 2A17 5.750%, 08/25/34	3,472	3,458
CS First Boston Mortgage Securities CMBS, Ser 2003-CK2, Cl A1 3.006%, 03/15/36	2,218	2,192
GMAC Commercial Mortgage Securities CMBS, Ser 1997-C2, Cl C 6.910%, 04/15/29	3,100	3,103
GMAC Commercial Mortgage Securities CMBS, Ser 2003-C3, Cl A1 3.400%, 04/10/40	1,498	1,470
Greenwich Capitla Commercial Funding CMBS, Ser 2002-C1, Cl A1 3.357%, 01/11/13	3,715	3,684
GSR Mortgage Loan Trust CMO, Ser 2004-12, Cl 3A3 (A) 4.410%, 12/25/34	4,172	4,137
GSR Mortgage Loan Trust CMO, Ser 2005-AR3, Cl 3A2 (A) 4.665%, 05/25/35	3,299	3,269
JPMorgan Chase Commercial Mortgage CMBS, Ser 2006-CB14, Cl A1 3.845%, 12/12/44	1,958	1,907
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2003-C3, Cl A1 2.599%, 05/15/27	3,649	3,588
Lehman Brothers-UBS Commercial Mortgage Trust CMBS, Ser 2004-C1, Cl A1 2.964%, 01/15/29	6,010	5,858
Merrill Lynch Mortgage Trust CMBS, Ser 2002-MW1, Cl A2 4.929%, 07/12/34	3,086	3,077
MLCC Mortgage Investors CMO, Ser 2004-1, Cl 1A (A) 4.813%, 12/25/34	4,877	4,867

Description	Face Amount (000)	Value (000)
MORTGAGE RELATED — CONTINUED		
Morgan Stanely Capital I CMBS, Ser 2005-T19, Cl A1 4.478%, 06/12/47	$ 1,787	$ 1,756
Nationslink Funding CMBS, Ser 1998-1, Cl D 6.803%, 03/20/30	1,365	1,369
Prudential Mortgage Capital Funding CMBS, Ser 2001-ROCK, Cl A1 6.232%, 05/10/34	3,714	3,727
Residential Funding Mortgage Securitues CMO, Ser 2004-S6, Cl 1A4 5.500%, 06/25/34	4,297	4,257
Sequoia Mortgage Trust CMO, Ser 2004-12, Cl A1 (A) 5.590%, 01/20/35	1,572	1,574
Sequoia Mortgage Trust CMO, Ser 2004-9, Cl A2 (A) 5.680%, 10/20/34	2,132	2,140
Structured Asset Securities CMO, Ser 2002-21A, Cl 4A1 (A) 5.150%, 11/25/32	2,783	2,767
Structured Asset Securities CMO, Ser 2004-21XS, Cl 2A2 3.590%, 12/25/34	4,109	4,066
Wachovia Bank Commercial Mortgage CMBS, Ser 2004-C10, Cl A1 3.065%, 02/15/41	4,282	4,173
Wells Fargo Mortgage Backed Securities CMO, Ser 2005-AR3, Cl 2A1 (A) 4.190%, 03/25/35	4,322	4,246
Wells Fargo Mortgage Backed Securities PAC CMO, Ser 2002-18, Cl 2A4 6.000%, 12/25/32	1,401	1,395
Total Mortgage Related (Cost $84,932)		84,615
ASSET-BACKED SECURITIES — 16.1%		
Auto & Transportation — 2.2%		
Carmax Auto Owner Trust, Ser 2003-2, Cl A4 3.070%, 10/15/10	3,894	3,891
Total Auto & Transportation		3,891
Credit Card — 5.6%		
Providian Gateway Master Trust, Ser 2004-EA, Cl A, 144A (A) 5.450%, 11/15/11	10,000	10,008
Total Credit Card		10,008
Home Equity Loans — 4.9%		
Ameriquest Mortgage Securities, Ser 2003-5I, Cl A4I 4.272%, 07/25/33	225	224
Fannie Mae Whole Loan, Ser 2001-W4, Cl AF5 6.110%, 02/25/32	312	311

SCHEDULE OF INVESTMENTS

Old Mutual Dwight Short Term Fixed Income Fund
June 30, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
Home Equity Loans — continued		
GSAA Home Equity Trust, Ser 2005-12, Cl AV1 (A) 5.450%, 09/25/35	$ 1,048	$ 1,048
Household Home Equity Loan Trust, Ser 2006-3, Cl A3F 5.630%, 03/20/36	4,305	4,269
Long Beach Mortgage Loan Trust, Ser 2006-WL3, Cl 2A1 (A) 5.400%, 01/25/36	741	741
Residential Asset Securities, Ser 2003-KS1, Cl A1 (A) 6.140%, 01/25/33	844	844
Residential Funding Mortgage Securities, Ser 2003-HI3, Cl AI4 4.670%, 06/25/18	1,383	1,377
Total Home Equity Loans		8,814
Other — 3.4%		
First Horizon Trust, Ser 2004-HE3, Cl A (A) 5.610%, 10/25/34	2,106	2,112
Oil And Gas Royalty Trust, 144A, Ser 2005-1A, Cl A 5.090%, 07/28/12	3,980	3,938
Total Other		6,050
Total Asset-Backed Securities (Cost $28,814)		28,763
CORPORATE BONDS — 15.7%		
General Electric Capital MTN, Ser A 4.125%, 09/01/09	5,000	4,879
Rosyln Bancorp 5.750%, 11/15/07	3,000	2,991
SBC Communications Capital MTN, Ser E 7.000%, 10/01/12	5,000	5,060
Southwest Gas MTN, Ser A 6.890%, 09/24/07	5,000	5,015
Southwestern Bell Telephone 6.625%, 07/15/07	5,000	5,001
Unitrin 5.750%, 07/01/07	5,000	5,000
Total Corporate Bond (Cost $28,274)		27,946
U.S. GOVERNMENT AGENCY OBLIGATIONS — 14.0%		
FNMA 5.500%, 08/01/17	3,341	3,291
FNMA TBA 6.000%, 07/01/37	7,000	6,924
5.500%, 07/01/22	15,000	14,775
Total U.S. Government Agency Obligations (Cost $24,969)		24,990

Description	Face Amount (000)/Shares	Value (000)
U.S. TREASURY OBLIGATIONS — 15.3%		
U.S. Treasury Note 4.750%, 02/15/10	$ 12,500	$ 12,454
4.750%, 01/31/12	7,500	7,444
4.625%, 02/29/12	7,500	7,404
Total U.S. Treasury Obligations (Cost $27,689)		27,302
MONEY MARKET FUND — 3.3%		
Evergreen Select Money Market Fund, Institutional Class, 5.21% (B)	5,794,287	5,794
Total Money Market Fund (Cost $5,794)		5,794
Total Investments — 111.8% (Cost $200,472) †		199,410
Other Assets and Liabilities, Net — (11.8)%		(21,014)
Net Assets — 100.0%		$ 178,396

144A — Security exempt from registration under Rule 144a of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On June 30, 2006, the value of these securities amounted to $13,946 (000), representing 7.8% of the net assets of the Fund.

(A) — Floating rate security. The rate reported represents the security's rate as of June 30, 2007.
(B) — The rate reported is the 7-day effective yield as of June 30, 2007.

Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation
FNMA — Federal National Mortgage Association
MTN — Medium-Term Note
Ser — Series
TBA — Securities traded under delayed delivery commitments settling after June 30, 2007. Income on these securities will not be earned until settle date.

Cost figures are shown with "000's" omitted.

† At June 30, 2007, the tax basis cost of the Fund's investments was $200,472 (000), and the unrealized appreciation and depreciation were $262 (000) and $(1,324) (000), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.